Exhibit 99.5

ANNUAL INFORMATION FORM

Fiscal Year Ended February 28, 2010

May 20, 2010

TABLE OF CONTENTS

1.	CORPORATE STRUCTURE		4

	1.1	NAME, ADDRESS AND INCORPORATION	4

	1.2	INTERCORPORATE RELATIONSHIPS	4

2.	DESCRIPTION OF THE BUSINESS		5

	2.1	GENERAL	5

	2.3	THREE YEAR HISTORY	6
	2.3.1	Fiscal Year Ended May 31, 2008	6
	2.3.2	Nine-Month Fiscal Period Ended February 28, 2009	7
	2.3.3	Fiscal Year Ended February 28, 2010	9

	2.4	PRODUCTS AND BRANDS	12
	2.4.1	NKO® Functional Food Grade	12
	2.4.2	OPA3™ - Optimal for Life	12
	2.4.3	NKO®- Neptune Krill Oil	12
	2.4.4	NKA™ - Neptune Krill Aquatein™	12

	2.5	CLINICAL STUDIES	13
	2.5.1	Skin Cancer	13
	2.5.2	Premenstrual Syndrome	13
	2.5.3	Hyperlipidemia	13
	2.5.4	Chronic Inflammation and Osteoarthritis	14
	2.5.5	Attention Deficit Hyperactivity Disorder (ADHD)	14

	2.6	STAGE OF DEVELOPMENT OF NEPTUNE’S PORTFOLIO PRODUCTS OPA[3]™	14
	2.6.1	Research and Product Development Programs	14
	2.6.2	Internal Research, Subcontracted Research or Alliance Research	15

	2.7	STRATEGIC BUSINESS DEVELOPMENT	16

	2.8	PRODUCTION	17
	2.8.1	Neptune Krill Extraction Process Platform Family	17
	2.8.2	Plant	18
	2.8.3	Krill	18
	2.8.4	The Virtues of Krill	18
	2.8.5	Availability of Krill	19

	2.9	INTANGIBLE ASSETS	19
	2.9.1	Exclusive License/Option	19
	2.9.2	IP Protection	20
	2.9.3	Economic Dependence/Litigation	21

	2.10	EMPLOYEES	22
	2.10.1	Number	22
	2.10.2	Skill Knowledge	23

	2.11	SALES/DISTRIBUTION	23

	2.12	COMPETITION	23
	2.12.1	Competitors	24

	2.13	COMPETITIVE ADVANTAGES	24

	2.14	MARKETS	26
	2.14.1	Nutraceutical	26
	2.14.2	Pharmaceutical	27

3.	RISK FACTORS		29

	3.1	Risks related to Neptune’s business	29
	3.2	Risks related to Neptune’s Industry	31

4.	DIVIDENDS		32

5.	DESCRIPTION OF CAPITAL STRUCTURE		32
	5.1.	COMMON SHARES	33
	5.2	PREFERRED SHARES	33

6.	MARKET FOR SECURITIES		33

9.	PROMOTERS		37

10.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS		37

11.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS		37

12.	TRANSFER AGENTS AND REGISTRARS		37

13.	MATERIAL CONTRACTS		37

14.	INTEREST OF EXPERTS		37

15.	REPORT ON AUDIT COMMITTEE		38

16.	ADDITIONAL INFORMATION		39

	SCHEDULE “A”		40

As used in this annual information form, unless the context otherwise requires, the terms “we”, “us”, “our”, “Neptune” or the “Company”, mean or refer to Neptune Technologies & Bioressources Inc. and, unless the context otherwise requires, its subsidiaries, the terms “Acasti” or “Acasti Pharma” refer to Neptune’s subsidiary Acasti Pharma Inc. and the terms “Neuro”, “Neurobio”, “ NeuroBioPharm” refer to Neptune’s subsidiary NeuroBioPharm Inc .

Certain statements contained in this annual information form, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. When used in this annual information form the words “believe”, “anticipate”, “intend”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond our control. For information identifying known risks and uncertainties relating to the Company, please refer to the heading Risk and Uncertainties in the Corporation’s Management’s Discussion and Analysis for the year ended February 28, 2010, which can be found at www.sedar.com. Consequently, actual results may differ materially from the anticipated results expressed in these forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this annual information form. These statements speak only as of the date made and we are under no obligation and disavow any intention to update or revise such statements as a result of any event, circumstances or otherwise, except as required under applicable law.

Unless otherwise noted, in this annual information form, all information is presented as of February 28, 2010.

1.	CORPORATE STRUCTURE

1.1	NAME, ADDRESS AND INCORPORATION

Neptune Technologies & Bioressources Inc. was incorporated on October 9, 1998 pursuant to a certificate of incorporation issued under Part 1A of the Companies Act (Quebec). On May 30, 2000, the articles of the Company were amended in order to proceed with the restructuring of the Company's capital stock and to convert its then issued and outstanding shares into newly-created classes of shares. The Company's articles were also amended on May 31, 2000, to create Series A Preferred Shares. On August 29, 2000, the Company converted all its issued and outstanding Class A Shares into Class B Subordinate Shares. On September 25, 2000, the Company further amended its share capital to eliminate its Class A Shares and convert its Class B Subordinate Shares into Common Shares. On May 11, 2001, the Company amended its articles of incorporation to repeal the restrictions with respect to closed companies.

Neptune's head office and registered office is located at 225 Promenade du Centropolis, Suite 200, Laval, Québec H7T 0B3. The Company's website address is www.neptunebiotech.com.

1.2	INTERCORPORATE RELATIONSHIPS

Neptune has two wholly-owned subsidiaries, NeuroBioPharm Inc. and Neptune Technologies & Bioressources USA Inc. (“Neptune USA”) and one partially-owned subsidiary Acasti Pharma Inc.

Acasti Pharma was incorporated on February 1, 2002 pursuant to a certificate of incorporation issued under Part IA of the Companies Act (Quebec), under the name 9113-0310 Québec Inc.

Neptune USA was incorporated on June 1, 2006 under the laws of the State of Delaware. Neptune USA does not carry on business at this time.

NeuroBioPharm was incorporated on October 15, 2008 pursuant to a certificate of incorporation issued under Part 1A of the Companies Act (Quebec), under the name NEUROVIMER PHARMA INC.

Corporate structure diagram

Neptune owns 28,784,133 Class A shares, representing 60.4% of all Class A shares issued and outstanding shares of Acasti Pharma. Acasti Pharma Class A shares are voting, participating, with no par value.

Neptune owns 4,950,000 Class B shares, representing 99% of all Class B shares issued and outstanding of Acasti Pharma, Acasti Pharma Class B shares are voting (ten votes per share), non-participating, with no par value and bears a maximum annual non-cumulative dividend of 5%. Acasti Pharma Class B shares are exchangeable, at the holder’s discretion, for Class A shares, on a one-for-one basis. Acasti Class B shares are also redeemable at the holder’s discretion at 0.80$ per share, subject to certain conditions. Neptune controls 80.2% of Acasti Pharma votes.

2.	DESCRIPTION OF THE BUSINESS

2.1	GENERAL

Neptune is a biotechnology company that researches and develops novel extraction technologies, potent biological therapeutics agents and intellectual property for highly prevalent chronic conditions still lacking safe and definitive treatment solutions. The main focus of the Company is:

  To identify marine biomass that is pure of toxins, abundant and underexploited;
  To research and develop novel technology for the extraction and stabilization of potent marine biological therapeutic agents; and
  To research and develop the safety and therapeutic efficacy of compounds for highly prevalent atherosclerotic conditions like cardiovascular diseases as well as for neurodegenerative and inflammation related conditions.

Neptune, in the decade of 1990, initially identified krill as its first marine biomass resource to develop and exploit mainly because of its abundance, the nature of its components and its specific expected potent human health benefits.

Since inception, Neptune has developed a family of extraction process platforms for krill (1998-2000), has built a production plant (2002) and has produced and commercialized Neptune Krill Oil (NKO®), a trademark within the OPA3™ brand portfolio, and Neptune Krill Aquatein (NKA™) (since 2003), while continually pursuing basic and clinical research efforts and intellectual property protection since 2000.

In August 2008, Neptune granted a license to Acasti Pharma relating to cardiovascular pharmaceutical applications for high-concentration products. Acasti Pharma is developing safe and effective pharmaceutical and medical applications with an initial focus on cardiovascular diseases by leveraging the intellectual property, clinical data and know-how developed by Neptune. Acasti Pharma is advancing a portfolio of bioactive ingredients of (proprietary novel) omega-3 phospholipids through the pharmaceutical development pathway which includes prescription medical foods, over-the-counter products and prescription drugs.

In October 2008, Neptune granted a license to NeuroBioPharm relating to cognitive and neurological pharmaceutical applications for high-concentration products. NeuroBioPharm researches and develops (novel proprietary active) pharmaceutical ingredients for cognitive and neurological conditions. The conditions range from brain development applications to various neurodegenerative diseases and include attention-deficit hyperactivity disorder, autism, alzheimer’s disease at its different stages and cognitive decline. NeuroBioPharm is advancing its product portfolio of bioactive ingredients through the pharmaceutical development pathway which includes prescription medical food, over-the-counter products and prescription drugs.

2.3	THREE YEAR HISTORY

	2.3.1	Fiscal Year Ended May 31, 2008

In August 2007, Neptune began trading on the NASDAQ Stock Market under the symbol NEPT. In July 2007, the Company retained its new investor relations counsel for the US market. They were replaced, following at fiscal year, in June 2008, by a leading financial communications consulting firm specializing for the US market in investor relations and corporate communications.

During the fiscal year, the Company continued to strongly support its strategic development plan to form partnerships/strategic alliances with worldwide leaders in the nutraceutical and pharmaceutical industries. Neptune signed a strategic partnership with Yoplait, to research and to develop new functional fresh dairy products containing Neptune Krill Oil which will be clinically tested for their effect on widely prevalent chronic conditions. The Company also signed an agreement with the Nestlé Research Center to jointly research the effects of Neptune Krill Oil on exceptionally prevalent conditions affecting the worldwide adult population. These agreements pave the Company’s entrance in the global functional food market.

This transition of commercialization efforts from solely dietary supplements to the complete nutraceutical spectrum, including both dietary supplements and functional food, coincides with the processes initiated during the course of the previous fiscal year and maintained during this current one. These initiatives are aimed at positioning Neptune Krill Oil, in its original version, as a portfolio product for multinational consumer health and/or pharmaceutical companies, already operating within the natural supplements market, while preparing a more potent product in the OPA3™ pipeline as a potential prescription drug. The latter aims to address health applications in cardiovascular and neurological diseases for which NKO® has been clinically proven to be significantly effective. During the fiscal year, Neptune progressed with preparing submissions to obtain pharmaceutical approvals.

During the fiscal year, the Company signed an agreement with Schiff Nutrition International, Inc., which distributes Neptune Krill Oil under the brand name Schiff®MegaRed™, promoting cardiovascular and joint health, with an initial product launch at Costco in the U.S. nationwide. The Company also signed an exclusive distribution agreement with AZPA International Inc. for Australia and New Zealand which entered into a marketing and commercialization agreement with Inovail Holdings PTE Ltd. Inovail Holdings PTE Ltd. and its partner PharmaLink successfully entered the Australian market with Neptune Krill Oil under the brand OmegaGen®. At the end of the fiscal year, Neptune announced a strategic commercialization alliance with Croda Health Care, the omega-3 industry leader, which, in collaboration with Neptune, has developed a new product line called Essentially™ for international distribution starting with the U.S.

During the fiscal year, the Company announced significantly positive results of a population-based risk-benefit and a health-economics analysis study for Neptune Krill Oil in the management of dyslipidemia. The results of this analysis provides valuable evidence that NKO® reduces cardiovascular risk while remaining cost effective and event cost minimizing over many years of use.

The Company secured additional regulatory approvals during the fiscal year. The Therapeutic Goods Administration (TGA) in Australia provided notification that Neptune Krill Oil has obtained approval as a complementary medicine allowing immediate commercialization in Australia, hence New Zealand. The Company received GRAS (“Generally Recognized As Safe”) notification in January 2008 and the FDA has formally received Neptune’s voluntary submission of the assessment document. Neptune therefore completed all the necessary regulatory clearances for full commercialization of NKO®, incorporated into different functional foods, in the United States.

The Company is protecting the composition of matter of its novel marine phospholipids/omega-3 bioactives and has been granted a European patent covering novel phospholipids in multiple diseases and pharmaceutical applications, which is enforceable and validated in 24 European countries. The patent is directed to the use of Neptune marine phospholipids and flavonoïd compositions as a medicament for the prevention and treatment of multiple chronic health conditions, including coronary artery disease caused by hypercholesterolemia, peripheral vascular disease, neurodegenerative and other cognitive disorders.

During the fiscal year, Neptune proceeded to a corporate reorganization. Dr. Tina Sampalis was promoted to Chief Scientific Officer and Thierry Houillon, V.P. Business Development, Functional Food, took over all nutraceutical business activities as V.P. Nutraceutical, following the non-renewal of the contract of the V.P. Sales and Marketing Donald Allard. Dr. Toni Rinow joined the Neptune team to head the Investors Relations and Corporate Development activities.

The Company also appointed a new Scientific Advisory Board to guide the Company in its pharmaceutical development efforts, composed of Dr. Steven Nissen, the Chairman of the Cleveland Clinic Department of Cardiovascular Medicine, and Immediate Past President, American College of Cardiology, Dr. Magdy Abdel-Malik, president of Quaestio Global Partners LLC, Dr. Thomas G. Hartman, Mass Spectrometry Lab Manager at the Rutgers University Center for Advanced Food Technology (CAFT), Dr. Demian Barbas, who practices at Ogilvy Renault in the intellectual property group, and Melvin Dionne, President of Services Pharmaceutiques Melvin Dionne.

2.3.2	Nine-Month Fiscal Period Ended February 28, 2009

Neptune’s financial year-end was modified from May 31 to February 28; therefore, Neptune’s fiscal period ended February 29, 2009 was for a period of nine months only.

During the nine-month fiscal period ended February 28, 2009, Neptune continued to pursue the commercialization in the American, European, Asian and Australian markets. In February 2009, the European Food Safety Authority (EFSA) approved NKO® as a Novel Food for commercialization in the European Union for dietary supplements and functional food. Neptune has already built substantial marketing visibility and recognition in Europe through its longstanding annual presence at Vitafoods International, the Global Nutraceutical Event, in Geneva, Switzerland, and Health and Food Ingredients in Paris, France. Based on these continuing marketing efforts, the proprietary status of its ingredients and the Novel Food approval, Neptune expects to accelerate market penetration and increase its market share of the omega-3 health ingredient market. Neptune also maintains its new commercial approach aimed at building strategic alliances with potential industrial partners as well as potential commercial partners in the nutraceutical and functional foods markets.

During the nine-month fiscal period, Neptune granted license rights to two of its subsidiaries, Acasti Pharma and NeuroBioPharm.

Acasti Pharma and the Exchange Offer

During the nine-month fiscal period ended February 28, 2009, the Company granted an exclusive worldwide license to its wholly-owned subsidiary, Acasti, to develop, validate health benefits by way of clinical studies and market new pharmaceutical products (OTC, medical food, Rx) that target the cardiovascular system using the Company’s technology and intellectual property. Acasti will finance its research and development activities as well as its clinical studies. The products developed by Acasti are expected to require the approval from the U.S. Food and Drug Administration before clinical studies are conducted as well as the approval from similar regulatory organizations before sales are allowed.

The Company has established Acasti in order to segregate its cardiovascular pharmaceutical activities from its nutraceuticals activities, which in the opinion of Company’s management will allow the financial community to differentiate Acasti’s cardiovascular pharmaceutical activities from the Company’s core nutraceuticals business and will also enable Neptune and Acasti to attract separately pharmaceutical and nutritional companies to enter into strategic alliances.

On July 17, 2008, the Company’s Board of Directors declared a dividend to its shareholders. The Board of Directors approved a dividend of $0.00025 CDN per share on the outstanding common shares of the Company for payment to shareholders on record at the close of business on July 28, 2008. This dividend was paid on August 11, 2008 by the issuance of an aggregate of 9,380,355 transferable, non-convertible notes, each note having a principal value of $0.001, such notes maturing two years after the date of issue, bearing interest from the first anniversary date of their issuance at a rate of ten percent (10%) per annum, and being redeemable at all times by the Company, either in cash or in kind (the “Notes”).

On August 21, 2008, the Company’s and Acasti’s Boards of Directors approved an Exchange offer to be offered by Acasti to all of the holders of Notes, to purchase the Notes at a price equal to the Notes’ value, payable by the issuance by Acasti of a maximum of 9,380,355 units, being one Class A shares and one Series 2 warrants of Acasti (“Acasti Unit”). On August 25, 2008, Acasti proceeded with the exchange offer to Neptune’s Note holders, each Note holders had until October 3, 2008 to accept to exchange their Notes against Acasti units on a one for one basis. The approval for the Exchange offer by the Company’s shareholders was obtained on September 25, 2008.

On November 27, 2008, Acasti issued to Notes holders of 9,246,935 units in consideration of 9,246,935 Notes payable by Company following the choice by the shareholders on the exchange offer as well as the outstanding notes prepayment. A cash payment of $133 was made to Notes holders not qualifying for the prepayment in securities due to of regulatory issues.

NeuroBioPharm Inc.

On October 15, 2008, the Company granted an exclusive worldwide license to its renamed, on December 24, 2008, wholly-owned subsidiary NeuroBioPharm to develop, validate and commercialise new pharmaceutical products (OTC, medical food, Rx) that target cognitive and neurological pharmaceutical applications using the Company’s technology and intellectual property. Each product will be developed and financed by NeuroBioPharm. The products developed by NeuroBioPharm are expected to require the approval from the U.S. Food and Drug Administration before clinical studies are conducted as well as the approval from similar regulatory organizations before sales are allowed.

The Company established NeuroBioPharm in order to segregate its neurological pharmaceuticals activities from its nutraceuticals activities, which in the opinion of Company’s management will allow the financial community to differentiate NeuroBioPharm’s neurological pharmaceutical applications activities from the Company’s core nutraceuticals business and will also enable the Company and NeuroBioPharm to attract separately pharmaceutical and nutritional companies to enter into strategic alliances.

On October 15, 2008, the Company also transferred to NeuroBioPharm a development project and clinical study conducted under an agreement with a multinational Company. NeuroBioPharm substituted itself to Neptune in this new agreement signed in 2008 between Neptune and the multinational. The purpose of this agreement is to target applications as a medical food. The results of this clinical study should be known before the end of summer 2010.

During the nine-month fiscal period, Neptune obtained $6,500,000 in debt financing, of which $3,500,000 was allocated to the repayment of outstanding long-term debts, allowing Neptune substantial savings on financial expenses, and $3,000,000 to finance a 50% capacity increase in the production at its plant facilities. Neptune also obtained a credit facility of up to $2,000,000.

On October 9, 2008, the Company completed a private placement of $2,750,000 by the issuance of convertible debentures through tranches of $1,000, bearing interest at 8% per annum, payable annually in cash or in kind and expiring on October 9, 2011. Several financial instruments were attached to the debenture and various choices are offered to the debenture holder with respect to conversion in share capital of Neptune or Acasti.

2.3.3	Fiscal Year Ended February 28, 2010

The Company continued to expand its customer base worldwide and is expecting revenue growth driven by repeat demand from existing customers and incoming demand from new customers from North America, Europe and Asia. Neptune also completed its plant expansion and the scaling up its production capacity at its Sherbrooke plant during the first and second quarter providing for more than 50% increase of yearly output from 60,000 kilograms to close to 100,000 kilograms. The integration of new technical equipment into the manufacturing line and the completion of the capacity expansion were completed on schedule, at the end of the first quarter. The ramp-up of the facility, which took place during the second quarter, impacted the financial results in the second quarter but the Company has managed to catch up with the production in the third and fourth quarter to surpass last year annualized revenues. During the third quarter and fourth quarter, the production plant ran at a steady rate of over 90,000 kg annually. In order to respond to increased demand and deliver on its volume commitments, Neptune is currently working to further expand its production capacity from 90,000 kg to an estimated 110,000 to 120,000 kg annually. This additional expansion is expected to take place during the first two quarters of fiscal 2011. This expansion should take place without production interruption and represents a marginal investment financed by cash flow from current operations. Neptune’s additional industrial plant project discussions are on schedule, with the target for the new industrial plant realization to take place during the course of calendar 2012.

During the first quarter, the Company signed an agreement with Bayer Heathcare LLC for the commercialization of Neptune proprietary products in the United States. Also in the first quarter, Neptune entered into a new distribution agreement with Inno-Vite, a Canadian leader in innovative health products focusing on research-proven ingredients. Inno-Vite launched Neptune Krill Oil NKO® under the brand name Inno-Krill™ in health food stores across Canada. During the second quarter, Weifa, a leading pharmaceutical company also launched NKO® for the first time in the Norwegian market in drug stores for women’s health.

The Company presented novel innovative product opportunities customized for dietary supplements, functional and medical foods at Vitafoods International 2009. Neptune launched a new pipeline of novel formulations containing its proprietary marine omega-3 phospholipids enhanced with validated bioactive ingredients targeted to specific health applications. The Company is also testing the industry’s reception of a new biomass extract generated from Neptune’s research and development program targeting new vascular and affective health indications. The Company will also be presenting pilot commercial products for functional food applications including juice, fruit berries, fruit paste and protein bars.

The Company also sustained its clinical research initiatives. As a result, Neptune is able to leverage scientific results demonstrating health benefits specific to the proprietary composition of Neptune Krill Oil (NKO®) on prevalent human conditions, such as premenstrual syndrome, high cholesterol, inflammation, osteoarthritis and attention deficit hyperactivity disorder. Similarly, the clinical trials for functional food applications with the multinational corporations Nestlé and Yoplait are progressing in a satisfactory way.

During the second quarter, the Company received a complaint filed by Schiff Nutrition Group Inc. ("Schiff"), a former distributor of Neptune’s products, in the United States District Court for the District of Utah, Central division, alleging that Neptune failed to meet certain delivery thresholds. As a result, Schiff is seeking monetary damages in the minimum amount of US $1 million from Neptune.

After careful review of this complaint and having sought legal advice, The Company filed a response and counterclaims early in the third quarter to the Schiff complaint in federal district court in Utah. The Company denies all material allegations and the requested monetary compensation in the complaint and asserts federal and state law claims against Schiff, including that Schiff failed to pay the Company for shipments of NKO® accepted by Schiff, and that Schiff caused its contractor to encapsulate NKO® despite the Company’s objections that the resulting product would not meet specifications after encapsulation by Schiff’s contractor.

Despite the Company’s warning to Schiff Nutrition Group Inc. to cease directly and indirectly using the Company trademarks including NKO® and clinical support, Schiff Nutrition Group Inc. continued to use the Company trademarks and claims, as it could be seen on websites of multiple Schiff Nutrition Group Inc. distributors.

In the third quarter, the Company announced that convertible debentures with a fair value of $2,250,000 were converted. Holders of $84,000 of debenture capital converted capital and accumulated interest into Neptune units resulting in the issuance of 69,783 common shares and 34,891 warrants of Neptune. Neptune warrants are exercisable until October 9, 2011 at various prices ranging from $2.15 to $2.25 depending on the market price of Neptune shares at their date of conversion. Holders of $2,166,000 of debenture capital chose to convert into Acasti units resulting in the transfer from Neptune to the former debenture holders of 9,455,867 Acasti shares and the issuance of 9,455,867 Acasti call options by Neptune. Acasti call options are exercisable at $0.50 and expire one year after their issuance. At as February 28, 2010, $496,000 of convertible debentures remains outstanding.

In the third quarter, Neptune also converted all of its 38,240,000 Acasti Class C shares into Acasti Class A shares as per the terms of the shares. After all conversions and transfers Neptune owned 28,784,133 Acasti Class A shares and 4,950,000 Acasti multi-voting Class B shares.

In regards to its intellectual property protection, the Company has always had a firm policy to protect its intellectual property rights including its patents, trademarks and trade secrets, with every legal means available. Recently, certain of Neptune’s competitors have been deceptively marketing, advertising and selling their finished krill-based products claiming benefits based on Neptune’s research or by infringing on patents for which Neptune has exclusive rights. Neptune, being determined to enforce its rights, has thus filed suits against some of those companies in order to protect its intellectual property.

The Company has also decided to exercise its right to appeal the decision of the European Patent Office regarding the European composition of phospholipids and use patent. The Company does not agree with the decision that states that Neptune’s Patent does not sufficiently disclose the invention. With the filing of an appeal, the decision to revoke the patent is suspended and until then the patent remains enforceable.

In the third quarter, the Company also filed a patent infringement lawsuit against Aker Biomarine ASA, Jedwards International, Inc., and Virgin Antarctic LLC. The complaint, which was filed in the U.S. District Court for the District of Massachusetts, alleges infringement of U.S. Patent No. 6,800,299. The patent is directed to a method of extracting total lipid fractions from krill.

ABOUT THE SUBSIDIARIES

Acasti Pharma Inc.
The status of the Company’s new pharmaceutical products; Over-the-counter (OTC), prescription medical foods, and prescription drug products, is as follows:

During 2010 fiscal year, the Company has continued making significant progress in its scientific research and development programs and has achieved several value-creating milestones within the over-the-counter (“OTC”), medical food and prescription drug programs (Rx). Acasti negociated a deal with a non-disclosable partner to commercialize an OTC product in the USA, Brazil and Canada. Furthermore, the selection process of potential partners for co-development of Rx, OTC and Medical Foods is completed and Acasti has implemented its operational plans towards the execution of pre-marketing and commercialization.

Acasti announced publically its significant pre-clinical in prestigious and international conferences. The preclinical study results were presented at the council for Arteriosclerosis, Thrombosis and Vascular Biology (ATVB) 2010 Scientific Sessions Meeting of the American Heart Association in San Francisco, CA. The results of the study entitled "CaPre™, an Omega-3: Phospholipid, Managing Dyslipidemia in Three Murine Phenotypes " were presented by Dr. Steven J. Adelman, Ph.D., FAHA, CEO/Founder of Vascular Strategies LLC. This study, conducted in collaboration with Professor Daniel Rader, University of Pennsylvania School of Medicine, and Dr. Steven J. Adelman, evaluates the mechanism of action of Acasti’s prescription drug candidate (omega-3 phospholipid “CaPre™”) for the treatment of dyslipidemia and cardio-metabolic disorders.

CaPre™ was shown to be effective in beneficially modulating the lipid profile of healthy and diseased mice with high cholesterol, obesity and diabetes. CaPre™ significantly reduced triglycerides (60%) and bad cholesterol - LDL (28%) while simultaneously increasing good cholesterol - HDL (25%).

The efficacy of CaPre™ was evaluated in Zucker Diabetic Fatty (“ZDF”) model, with which, as previously reported, CaPre™ demonstrated significant anti-dyslipidemic effects associated with substantial elevations of High-density lipoprotein-Cholesterol (“HDL-C”) or “good cholesterol”. CaPre™ was administered for 3 months at a daily human equivalent dose of 500mg and 2,500mg in both ZDF diabetic (established, severe, type 2 diabetes) and normal healthy rats. Both rat phenotypes were subjected to oral glucose tolerance tests (“OGTT”). In medical practice the OGTT is commonly used to test for diabetes and insulin resistance. It involves the oral administration of high amounts of glucose in order determine how quickly it is cleared from the blood. The test may be performed as part of a panel of tests, such as the comprehensive metabolic panel. Treatment of severely diabetic rats with CaPre™ was shown to significantly reduce impaired glucose tolerance within 1 month of treatment, with the higher dose being only slightly more effective than the lower dose. After 3 months, the ZDF rats had established a normal tolerance to glucose analogous to the healthy rats. Also, the healthy rats continued to tolerate glucose normally, indicating another safety parameter for CaPre™.

Along with this endeavor Acasti received positive feedback from pre-IND and pre-CTA respectively from FDA and Health Canada to pursue the pharmaceutical development of CaPre™ Acasti has now identified a cGMP manufacturing site to comply with the regulations of pharmacetuucial development.

From a business development, Acasti showcased its platform and product to a variety of pharmaceutical companies through international business development meeting (Annual Alliance Management congress and Annual Combination Drug Therapies Conference, both organized by the Cambridge Healthtech Institute (CHI) and the BioPharmaceutical Strategy Series). Acasti presented its unique positioning in the field of Cardiometabolic disorders and its action plan for successful collaboration with worldwide pharmaceutical industry leaders and its strategy for implementation. Acasti intensified its position on its corporate strategy in seeking alliances for its new product lines, while providing opportunities for in/out licensing agreements. Acasti is establishing itself with international and strategic industrial partners who are seeking the next best product to manage the complexity of mixed dyslipidemia associated with the ever-increasing problems of obesity and diabetes.

NeuroBioPharm Inc. (“NeuroBioPharm”, “NBP”)

Exploratory pre-clinical studies were completed evaluating the potential effects of the NBP pipeline on neurodevelopmental and cognitive function in comparison to the industry gold standards; the results are encouraging and indicative of neurobioactivity in frontal and temporal lobes.

The clinical trial evaluating the effect of the medical food in early stage Alzheimer disease is still progressing and was almost completed. The trial is done in multiple sites in different provinces in Canada. Under the prescription drug products, preclinical studies evaluating the toxicity, pharmacokinetics and mechanism of action of the prescription drug are designed. NBP was active in developing the OTC product (NKPL72 and NKPL43 and is still at validating the process at large scale. Finally, Acasti attempts to sign alicense or rights of first refusal for OTC monotherapy and/or fixed dose combination treatments with at least one partner is still strongly on-going.

2.4	PRODUCTS AND BRANDS

	2.4.1	NKO® Functional Food Grade

In 2009, Neptune achieved major advancements in the research and development of Neptune Krill Oil (NKO®) suitable for incorporation into functional foods of different matrixes by masking and/or eliminating the characteristic krill odour and taste of the original oil.

a)

Neptune has started working with a new functional bars manufacturer to replace to Weider Bars which were terminated due to Weider’s affiliation with Schiff Nutrition. The new bars provide Neptune more flexibility and better market positioning since they can be produced at lower minimum quantities and are produced with all natural ingredients and have no artificial additives. This is more in line with the product positioning Neptune is targeting. Three new excellent bar flavours were developed (Cherry Chocolate, Chocolate Nut Pie and Chewy Ginger).

b)

The new healthy functional bars including a full therapeutic dose of NKO® (300mg and 500mg) per bar were displayed in all the major industry international tradeshows that Neptune participated in during 2009.

c)	The expected shelf life stability of 5 months was exceeded and is being further evaluated to target a 9 month period.

d)	New options of functional fruit juices were also introduced along side the functional bars in all the tradeshows of 2009.

Both the bars and juice were successfully received with positive comments for both color and taste by the hundreds of tradeshow participants who visited Neptune’s booth.

2.4.2	OPA[3]™ - Optimal for Life

In 2009, Neptune continued the marketing of the new OPA3 ™ brand and established it as the trademark for the Company’s growing family of products. This new brand represents three essential elements (omega-3s, phospholipids and antioxidants) and effectively illustrates Neptune’s product portfolio strategy and positioning of its initial product - NKO®. This unique combination allows long-term stability while it delivers increased bioavailability ensuring improved effectiveness in smaller doses. The OPA3 ™ brand will allow Neptune to better communicate its distinct advantage and to create a new class of ingredients for the functional food and biopharmaceutical markets. NKO® and two new formulations of the OPA3 ™ brand were evaluated and proven effective for neurological disorders in animal models.

2.4.3	NKO®- Neptune Krill Oil

A marine oil extracted from Antartic Krill (Euphasia superba) that provides a unique blend of nutritional elements; the first product in the OPA3™ family to be developed and commercialized. Its elevated content in phospholipids rich in omega-3 and omega-9 and antioxidants such as astaxanthin, vitamin A and vitamin E and flavonoid, offer a proprietary safe and effective product free of preservatives with exceptional health benefits and superior stability. In 2009, NKO® further distinguished itself by proving it superior bioavailability in a clinical study comparing the most commonly known formats of omega-3 on the market.

2.4.4	NKA™ - Neptune Krill Aquatein™

Neptune Krill Aquatein (krill protein concentrate) is a product that features the complete range of marine amino acids, including the eight essential amino acids. This protein concentrate contains pre-digested proteins that are an important source of short-chain amino acids in the form of peptides that facilitate digestion by more effective assimilation. New market trends searching for new and unique amino acid profiles increased the potential value of NKA™. More complete analyses of the composition of NKA™ were performed and different methods for improving quality and efficiency of production were also investigated. NKA™ is being positioned to be sold for both human and animal nutrition.

2.5	CLINICAL STUDIES

Neptune is continuously investing in medical research aimed at demonstrating the benefits of its products on human health. In 2009, Neptune:

Completed a clinical trial entitled “Evaluation of the bioavailability and steady state assessment of EPA and DHA of Neptune Krill Oil compared to pharmaceutical grade EPA & DHA esters, combination of bioactives simulating NKO® and fish oil”.

  This study was completed September 2008 and final results were submitted by the CRO in February 2009. Preliminary results were presented in the Supply Side West trade show and conference in Las Vegas (October 2008) and Health Ingredients Congress in Paris (November 2009).

In 2008, Neptune instigated a clinical trial relating to the evaluation of the effects of Neptune Krill Oil and superior effect of NKO® over fish oil on global cognitive function in patients with mild to moderate neurodegenerative disease. The study is entitled “Multi-center, doubled-blind, placebo-controlled, monotherapy study of NKO in early stage of Alzheimer’s disease (The Mnemosyne trial)”.

  The clinical study protocol was finalized and approved by ethics. Study sites have been selected, audited and recruited. Recruitment has commenced with more than one third of the patients recruited in 2009 The trial is projected to be completed before the fall 2010.
2.5.1	Skin Cancer

The results of a pre-clinical animal study on the effects of NKO® on the prevention of skin cancer caused by UV radiation indicate that NKO® can prevent skin damage caused by chronic exposure to UV radiation.

2.5.2	Premenstrual Syndrome

The results of a double blind clinical study on the effects of NKO® on the management of premenstrual syndrome (PMS) published in May 2003 in a medical journal - the Alternative Medicine Review – (Sampalis et al., 2003; 8(2): 171-179) demonstrate with high degree of certainty, that NKO® can significantly reduce both the physical and emotional symptoms associated with PMS (premenstrual syndrome), and that it is significantly more effective than fish oil (omega-3 18:12) in the management of physical and emotional dysmenorrheal symptoms.

2.5.3	Hyperlipidemia

The results of a double blind clinical study on the effects of NKO® on hyperlipidemia (high cholesterol) demonstrate with high degree of certainty that:

  NKO® is safe and effective in controlling hyperlipidemia by significantly reducing total cholesterol levels, LDL (bad cholesterol) and triglycerides, while increasing HDL (good cholesterol) to as yet unmatched levels without adverse effects. These effects were evaluated on patients who are resistant to statins, who failed to attain their target LDL levels after at least six months of low dose statin treatment.
  NKO® (1 - 1.5 g/day) was shown to be safe and significantly more effective than fish oil in the management of hyperlipidemia. In the same study, NKO® was shown to achieve a significantly greater reduction of LDL levels and increase of HDL levels as compared to fish oil (3g/day). These results were generated among statin-resistant patients, who failed to attain the target LDL levels after at least six months of low dose statin treatment.

Cardiovascular Risk Modification Analysis

  The results of an independent risk modification analysis of the hyperlipemia study data based on the Framingham model have shown that patients treated with NKO® can achieve a significantly reduced risk for cardiovascular events and significantly higher chance to prevent cardiovascular events over a 10-year period when compared to those treated with fish oil or for the statin resistant patients treated with low dose statin.

Health Economics Analysis

  An independent health economics analysis of the hyperlipemia data showed that NKO® monotherapy as well as NKO® co-administered with a low dose statin was significantly more cost- effective than all other interventions studied for all types of cardiovascular events aggregated.
  From a cost-benefit perspective, NKO® was shown to be the most favorable treatment alternative for angina, congestive heart failure, stroke, myocardial infarction, Percutaneous Transluminal Coronary Angioplasty (PTCA), fatal myocardial infarction and coronary artery bypass graft surgery (CABG); NKO® has a negative cost-benefit indicating that the cost of acquisition is less than the benefits derived from the intervention.
  With respect to death and cardiac arrests that are rare events, the cost-benefit ratio is positive indicating the acquisition cost is higher than the benefits derived. However, NKO® remained the least expensive alternative for these rare events.
2.5.4	Chronic Inflammation and Osteoarthritis

A Phase II clinical study on the effects of NKO® on conditions relating to chronic inflammation and osteoarthritis, published in May 2007 in the peer-reviewed medical journal - Journal of the American College of Nutrition - demonstrated that NKO® within a short treatment period can significantly reduce the C-reactive protein and osteoarthritic symptoms in patients diagnosed with a chronic inflammatory disease.

2.5.5	Attention Deficit Hyperactivity Disorder (ADHD)

The clinical results obtained during an open label pilot study demonstrated that NKO® may significantly improve cognitive function (among others concentration, planning skills and focus) of adults suffering from ADHD. The recorded observations were indicative of the neurological advantages of using Neptune Krill Oil over a controlled period of time. These results corroborate the short-term direction of the Company in terms of its clinical research initiatives.

2.6	STAGE OF DEVELOPMENT OF NEPTUNE’S PORTFOLIO PRODUCTS OPA3™

	2.6.1	Research and Product Development Programs

Pharmaceutical drug development: In 2009 the Company completed the experimental phase of the drug precursor required for the development of prescription medical foods and drugs. Acasti Pharma completed the non-GLP phase of research and development of NKPL65 and NKPL53, the two first cardiovascular drugs. IND-enabling preclinical studies were initiated with CaPre™ as scheduled.

NKPL65 and NKPL53 are new generation cardiovascular products in the Acasti pipeline in preparation for investigational new drug application (IND) and FDA review in the U.S. aimed for the development of prescription drug and medical foods that safely and effectively increases HDL.

NPK80 and NKPL90 are new products in the pipeline of NeuroBioPharm in the process of research and development in preparation for investigational new drug applications (IND) in the U.S. for the development of prescription drugs and medical foods for the safe and effective management of cognitive, behavioural and neurodegenerative disorders.

NPK-D is in the process of research and development for the management of the organoleptic properties (odor and taste) of NKO® to facilitate its incorporation in flavourful daily functional food products. Neptune has achieved significant advancement in the development of NPK-D for dairy products such as yogurts and beverages. NPK-D has succeeded organical stability and is in the process of testing organoleptic stability. Clinical evaluation of safety and effectivess of NPK-D in various matrixes will be ongoing in fiscal year 2010.

2.6.2	Internal Research, Subcontracted Research or Alliance Research

Neptune-Funded Internal Research

NKPL53: a series of preclinical testing was initiated in nine-month fiscal period ended February 28, 2009. Preliminary results from initial toxicity testing are promising and justify continuation with lower functional daily doses for toxicity and effectiveness biomarkers.

NKPL65: non-GLP development and analytical testing in multiple batches has been completed successfully within the allowed standardization of active pharmaceutical ingredients. GLP production has been initiated. Preclinical testing will begin early fiscal year 2010 and is scheduled to be completed within the fiscal year.
NKPL80 and NKPL90 non-GLP development and chemical analysis was initiated in nine-month fiscal period ended February 28, 2009. Initial NKPL80 batches were standardized within allowed deviation limits. Preclinical testing is scheduled to begin early 2010 fiscal year.
NPK-D organoleptic management of NKO® for implementation of NKO® in daily functional food and specialized medical food.
Acasti completed preclinical research designed to evaluate the safety and efficacy of its first Active Pharmaceutical Ingredient (API) drug candidate, CaPre™. The efficacy of CaPre™ on dyslipidemia was evaluated on Zucker Diabetic Fatty, a diseased rat phenotype, characterized with established type 2 diabetes, glucose intolerance and severe dyslipidemia, particularly elevated triglycerides and cholesterol. After 4, 8 and 12 weeks of chronic daily treatment with human equivalent daily dosing of 500mg and 2,500mg, CaPre™ was shown to significantly increase High Density Lipoprotein Cholesterol (HDL-C or "good cholesterol") by 40% at the lower dose and by up to 61% at higher dose after 3 months treatment in those severely affected rats. These results show that CaPre™ could be effectively used in patients with metabolic syndrome and /or lipid disorders which remain a currently unmet medical need.
Additional Acasti preclinical research designed to further evaluate the potentially broader spectrum of therapeutic efficacy of its first drug candidate, CaPre™ was completed. The efficacy of CaPre™ was evaluated in the same animal model, the Zucker Diabetic Fatty (“ZDF”) model, with which, as previously reported, CaPre™ demonstrated significant anti-dyslipidemic effects associated with substantial elevations of High-density lipoprotein-Cholesterol (“HDL-C”) or “good cholesterol”. CaPre™ was administered for 3 months at a daily human equivalent dose of 500mg and 2,500mg in both ZDF diabetic (established, severe, type 2 diabetes) and normal healthy rats. Both rat phenotypes were subjected to oral glucose tolerance tests (“OGTT”). In medical practice the OGTT is commonly used to test for diabetes and insulin resistance. It involves the oral administration of high amounts of glucose in order determine how quickly it is cleared from the blood. The test may be performed as part of a panel of tests, such as the comprehensive metabolic panel. Treatment of severely diabetic rats with CaPre™ was shown to significantly reduce impaired glucose tolerance within 1 month of treatment, with the higher dose being only slightly more effective than the lower dose. After 3 months, the ZDF rats had established a normal tolerance to glucose analogous to the healthy rats. Also, the healthy rats continued to tolerate glucose normally, indicating another safety parameter for CaPre™.

Neptune Funded Subcontracted Research

NKO® (NPK-40) bioavailability testing was completed.
NPK-D organoleptic management for implementation of NKO® in daily functional food and specialized medical food.
Acasti has worked with a team of world renowned experts dedicated to functional testing and development of therapeutic candidates for arresting and reversing atherosclerosis through modulation of HDL, Reverse Cholesterol Transport (RCT), and Immune Mediators. The first of a series of experiments undertaken by VascularStrategies LLC, Pennsylvania, to unravel the mechanism of action of the active pharmaceutical ingredients (API) which was conducted in three (3) mouse models reflecting healthy state and moderate to severe dyslipidemia has been completed. After only 6 weeks of treatment at very low doses ranging from 0.5g to 2.0g, Acasti API achieved a statistically significant increase of HDL and reduction of LDL while achieving up to a 60% reduction of triglycerides; a considerably better effect than prescription omega-3 esters.

NeuroBiopharm (NBP) completed a pre-clinical study in collaboration with NeuroCode AG, (Wetzlar, Germany), a team of recognized experts dedicated to specific profiling of active pharmaceutical ingredients by means of electroencephalographic (EEG) power spectra of conscious free moving rats. The objectives of the trial were a) to determine the nature and extent of effect of the new NBP medical food candidate NKPL on the electrical activity of the brain, and b) to characterize the EEG effects in relation to standard central nervous system (CNS) drugs. At the lowest daily dose of 250mg, NKPL showed a significant effect strongly resembling (by 80% and 100%) the activity of methylphenidate or Ritalin®, a drug recognized as the gold standard for the treatment of Attention Deficit Hyperactivity Disorder (ADHD). This data provides evidence that NKPL, a highly concentrated phospholipid extract, may be an effective treatment for children with ADHD and a safe alternative to Ritalin®. NBP will be advancing its research towards the development of a readily available product aimed to improve the cognitive and emotional health of children and adults, in the near future.

Alliance Funded Research

Research on indications not disclosed proving compliance with the European Food Safety Associations Medical Health Claim criteria and regulations.
NKPL53 efficacy testing in preparation for IND submission approval.

2.7	STRATEGIC BUSINESS DEVELOPMENT

Neptune has successfully established a strong track record of entering and maintaining business-to-business relationships with its partners and continues to strongly support its strategic business development plan by forming partnerships and alliances with worldwide leaders in the nutritional and pharmaceutical industries. Today, these industries are converging into a new consumer health marketplace driven by increasing consumer standards and market power in disease prevention and health management including cardiovascular, bone and joint, and neurological disease. Nutritional and pharmaceutical companies are seeking to penetrate and gain market share in this promising consumer health market place by developing value-added products including dietary supplements and functional food products with specific health claims at therapeutic doses.

Neptune’s business development strategy continues to be focused on developing and commercializing value-added premium products supported by clinical evidence and regulatory approvals in partnership with multinational companies. Our partners, including Nestlé and Yoplait, are investing with us the time and resources into conducting clinical research to demonstrate clinical benefits with the objective of obtaining product-specific health claims, which will ultimately allow them to secure much larger market shares. The investment reward into research and development by our multinational partners is enhanced by Neptune’s strong intellectual property protection with worldwide patents which also creates a real strong market entry barrier to any potential competitor.

General physician acceptance and their willingness to recommend premium products showing clinical evidence, such as Neptune’s products, combined with medical and consumer media responding with massive educational programs accelerate consumer market acceptance, demand and growth. Other nutritional and pharmaceutical companies should likely become attracted by the opportunities provided by Neptune’s growing premium product portfolio and more strategic alliances are being confidentially developed.

Through Neptune’s strategic business development, Neptune anticipates its market share will continue to increase worldwide. In that perspective, Neptune increased its in-house production capacity which was completed in the summer of 2009. In addition, the Company is already negotiating alliances with multinational industrial partners for high-scale manufacturing to respond to increased demand supported by NKO® Novel Food approval in Europe, as well as new incoming customers and raised by growing market penetration generated by already actively committed customers.

On target with its business development strategy and pharmaceutical business plan, Neptune structured its pharmaceutical operations into its pharmaceutical subsidiaries Acasti Pharma for cardiovascular applications and NeuroBioPharm for neurological applications in order to fully benefit from the dynamics of the new consumer health market place. Both companies develop products that respond to the changing customer needs in the medical food and over-the-counter markets providing near-term revenue opportunities.

NeuroBioPharm is already conducting a clinical study for a medical food product with a multinational partner. In addition, Acasti Pharma and NeuroBioPharm are developing prescription drug candidates and an investigational drug approval (IND) submission to conduct pivotal clinical trials is currently in progress. The business development strategy is to carry out advanced clinical development and commercialization with multinational pharmaceutical partners.

2.8	PRODUCTION

The Company produces all Neptune products at its plan located in Sherbrooke, Quebec (the “Sherbrooke Plant”).

2.8.1	Neptune Krill Extraction Process Platform Family

Description

Neptune OceanExtract™ is a cold extraction process platform family including the Neptune krill extraction process platforms which enable the extraction of omega-3 polyunsaturated oil, protein concentrates and amino acid concentrates from marine biomasses such as krill, and other constituents of marine biomass. NKO® is extracted from the raw material, i.e. utilizing the Neptune krill extraction process platforms.

Advantages of the Neptune Extraction Process Platforms for Krill

To Neptune’s knowledge, no other industrial krill oil extraction process can currently compete with the Company’s extraction process platforms and performance applied to krill. It is the only process platform family, protected by industrial secrets, producing a complete lipid extract of long-chain omega-3 fatty acids (EPA and DHA) functionalized by phospholipid carriers maintaining the antioxidant esters responsible for its long-term stability and antioxidant potency. None of the stages in the transformation process involve heating the raw material. Neptune extraction process platforms for krill preserve the biological activities of the krill substances, the properties of which are widely sought after by the nutraceutical, cosmetics and pharmaceutical industries.

The heat treatment (e.g., pasteurization) used in the agrifood processing industry is often designed to destroy bacteria, thus preserving food safety and product shelf life, and protecting consumer safety. The particular aspects of the Neptune extraction process platforms also allow to destroy bacteria, resulting in products that are safe and healthy for human consumption and with a long shelf life which is important for commercialization.

Compared with the traditional animal or vegetable oil extraction processes generally used in the industry, the Neptune extraction process platforms preserve and enhance the intrinsic food qualities of krill. The conditions governing storage, handling and the extraction processes are such that lipidic alterations over long-term storage are minimal.

The advantages inherent to the Neptune extraction process platforms enable high extraction performance, recycling and salvage of extraction byproducts. The processes thus enable full use of the biomass and bacterial destruction of the extracts obtained. It is also characterized by the absence of preservative use and the stability of long-chain polyunsaturated fatty acids.

The Neptune extraction process platforms from the Neptune Ocean Extract™ family allows the extraction of high-end products currently sought after by the nutraceutical, cosmetics and pharmaceutical markets.

2.8.2	Plant

The Sherbrooke Plant received a favourable outcome of a GMP (Good Manufacturing Practices) audit performed by Health Canada, Natural Health Product Directorate (NHPD). The Sherbrooke Plant has an annual production capacity of 100,000 kg for NKO® and 400,000 kg for NKA™.

2.8.3	Krill

Krill is a generic term of Norwegian origin designating 86 species of deep and cold water pelagic marine planktonic animal (zooplankton) constituent of the global marine biomass.1 2

Krill looks like miniature shrimp. The smallest species of krill, found in the Pacific Ocean, measures approximately 1 cm.3 The larger Antarctic krill (Euphausia superba) can grow up to 6cm. Krill is the most abundant animal biomass on the planet and is found in schools that can sometimes cover several square kilometres of ocean.4

2.8.4	The Virtues of Krill

In the opinion of the Company, the virtues of krill are being increasingly recognized by the world scientific community.5

Because the krill used by the Company feeds on phytoplankton, namely diatoms and dinoflagellates6, its lipid content is a major source of polyunsaturated fatty acids, mainly docosahexaenoic acid (DHA) and eicosapentaenoic acid (EPA), the two major types of essential marine omega-3 fatty acids. Krill also contains proteins offering the complete range of amino acids and very efficient digestive enzymes. In addition, it contains powerful antioxidants (liposoluble A and E vitamins and provitamins, beta-carotene, trans-retinol, astaxanthin, co-enzyme Q10 as well as a unique flavonoid of animal source). Krill contains phospholipids, amino acids and minerals providing numerous benefits in terms of the absorption and digestion of nutrients with proven benefits for human and animal health.7

The organic components that can be obtained from krill are part of the categories of substances actively sought after by the nutraceutical, cosmetics and pharmaceutical industries.8

One major advantage of Neptune’s proprietary knowledge of krill processing lies in the fact that EPA and DHA contained in Neptune Krill Oil are carried on phospholipids and associated with potent antioxidants (vitamins A and E, beta-carotene, trans-retinols, astaxanthin, co-enzyme Q10 and a flavonoid) making them highly bioavailable and resistant to oxidation. The absence of oxidation results from the high natural content of powerful antioxidants in krill oil, namely.

[1]	Bernadette Casanova. “Ordre des Euphausiacea Dana, 1852. Crustaceana 76(9): 1083-1121.
[2]	Tony J. Pitcher, Series Foreword, page vi in Inigo Everson editor, “Krill: biology, ecology, and fisheries”, Fish and aquatic resources series 6, Blackwell Science Ltd, 2000.
[3]	R.D. Kathman et al., “Identification Manual to the Mysidacea and Euphausiacea of the Northeast Pacific”, Canadian Special Publication and Aquatic Sciences 93, 1986, p. 269.
[4]	Stephen Nicol, “Time to Krill?”, Australian Antarctic Division, 1995, pages 2-3.
[5]

Stephen Nicol, Ian Forster & John Spence, Chapter 10. Products Derived from Krill in Inigo Everson editor, “Krill: biology, ecology, fisheries”, Fish and aquatic resources series 6, Blackwell Science Ltd, 2000, pp. 262-283.

[6]

Stig Falk-Petersen, Wilhelm Hagen, Gerhard Kattner, Andrew Clarke, & John Sargent, 2000, Lipids, trophic relationships, and biodiversity in Arctic and Antarctic krill. Canadian Journal of Fisheries and Aquatic Sciences, Volume 57 (Suppl. 3), pp. 178-191. Charles F. Phleger, Matthew M. Nelson, Ben D. Mooney & Peter D. Nichols, 2002, Interannual and between species comparison of the lipids, fatty acids and sterols of Antarctic krill from the US AMLR Elephant Island survey area, Comparative Biochemistry and Physiology Part B, Volume 131, pp. 733-747.

[7]	Stephen Nicol, Ian Forster & Jonh Spence, 2000, op. cit.
[8]	Molyneaux, M. & C.M. Lee, “Food Technology”, The U.S. Market for Marine Nutraceutical Products, June 1998, 52:6, pages 56-57; Stephen Nicol, Ian Forster & John Spence, 2000, op. cit.

Due to its high stability even at significantly higher temperatures than other omega-3 marine oils, Neptune phospholipid extracts are suitable for integration in various pharmaceutical carriers like hard and gelatin capsules, transdermal patches, and food carriers like fruit beverages, dairy products including yogurt, milk, and spreads, dry matrixes such as fruit nuggets, cereal and nutritional bars.

2.8.5	Availability of Krill

There are two primary ocean regions where krill is harvested: the Southern Ocean (Antarctic krill) and the North Pacific Ocean (Pacific krill, mainly off the coasts of Japan and Canada). The total quantity of krill in these two oceans is conservatively estimated to be at least 500,000,000 metric tonnes (mt).10 From these two oceans, a total of some 150-189,000 mt of both krill species is harvested annually.9 10 Of that total from 1997/98 until 2007/08, 90-129,000 mt originated from the Southern Ocean (Antarctic krill Euphausia superba)10 11 and an average annual catch of 60,000 mt from the Pacific (Pacific krill Euphausia pacifica).12 The catches represent less than 0.1% of the existing resource. In 2008/09 the main countries that harvest krill were China, Japan, Norway, Poland, Russia and South Korea. From 2005/06 to 2007/08, annual quotas for Antarctic Krill have increased by 34%.9 Annual allowable quotas of 6.555 million tons for 2009/10 are the same as for 2008/09. The above data supports the following facts: the resource is abundant, accessible and there is a potential for long-term sustainable exploitation12 13 with adequate traceability measures. The average market price for whole frozen krill is around $1,000/mt. Neptune maintained successful negotiations with major krill suppliers to ensure long-term supply, quality and competitive prices.

2.9	INTANGIBLE ASSETS

It is an important part of our business to obtain intellectual property protection for our technology, products, applications and processes and/or to maintain trade secrets. Our success depends, in part, on our ability to obtain, license and enforce patents, protect our proprietary information and maintain trade secret protection without infringing the proprietary rights of third parties. Our strategic approach is to file and/or license patent applications whenever possible to obtain patent protection. We also rely on trade secrets, proprietary unpatented information, trade marks to protect our technology and enhance our competitive position. We have confidence in our patent and will continue to take all appropriate actions needed to protect our intellectual property rights in the United States and elsewhere as required. As the pioneers of krill omega-3 phospholipids for human health, we have worked very hard over the last 11 years to substantiate our claims, obtain multinational regulatory approvals, establish our brand and protect our intellectual property

2.9.1	Exclusive License/Option

Even though the Company uses, for its production, its own process technology, which is protected by trade secrets, the Company also strategically exploits, within its intellectual property portfolio, an exclusive, irrevocable worldwide license on a patent related to an extraction process belonging to the University of Sherbrooke (the “University”). The License Agreement applies to the process of oil extracted from krill and from other marine and/or aquatic biomasses. In consideration for the grant of such license, the University is entitled to receive from the Company, until the buyout of the patent by the Company, royalties of 4% of the net sales of krill oil extracted using the University’s process, by the Company, by any sublicensee or by any person associated with the Company or any sublicensee.

[9]

World Health Organization (WHO), “Nutritional Value of Antarctic Krill”, 1995, Bulletin 73; S. Nicol & Y Endo. Krill fisheries: Development, management and ecosystem implications. Aquatic Living Resources 12(2), 105-120. 1999; R. Shotton, B17. Southern Ocean FAO Statistical Areas 48, 58 and 88, Review of the state of world marine fishery resources, FAO, Marine Resources Service, Fishery Resources Division, Fisheries Technical Paper 457, pp. 158-162, 2005. V. Siegel . Distribution and population dynamics of Euphausia superba: summary of recent findings. Polar Biology 29: 1-22, 2005.

[10]

Commission for the Conservation of Antarctic Marine Living Resources / CCAMLR, “Understanding CCAMLR’s Approach to Management”, May 15, 2000; SC-CCAMLR-XXV Report of the twenty-fifth meeting of the Scientific Committee, October 2006; CCAMLR. Schedule of conservation measures in force 2008/09, 2008. CCAMLR, Statistical Bulletin, Volume 20 (1998-2007) CCAMLR-SB/0820, 2008; T. Ichii, Krill Arvesting, 9.3 Japanese northeastern coastal waters Euphausia pacifica Chapter 9, in Krill: Biology, Ecology and Fisheries, Fish and aquatic resources series 6, Blackwell Science Ltd, 2000

[11]	CCAMLR op. cit.
[12]	T. Ichii, op. cit.
[13]	WHO, “Nutritional Value of Antarctic Krill”, 1995, Bulletin 73, page 551.

The License Agreement clearly stipulates that the Company shall remain the sole owner of any improvement and/or modification and/or enhancement of the extraction process done and/or paid by the Company. This clause is significantly important. The License Agreement also stipulates that the University shall remain the sole owner of any improvement and/or modification and/or enhancement of the extraction process done and/or paid by the University. Thus, the Company, for a period of 24 months following any such improvement and/or modification and/or enhancement by the University, has the right to enter into an exclusive license agreement with the University with respect to any such improvement and/or modification and/or enhancement. No such improvement and/or modification and/or enhancement have been, to this date, reported to the Company by the University.

The License Agreement may be terminated (i) by way of agreement between the University and the Company; (ii) in the event of a default by the Company or the University; (iii) in the event of the insolvency or bankruptcy of the Company; or (iv) if the Company ceases to carry on its activities in the normal course of business.

The Company also benefits from a right of first refusal with respect to any research project for the development of a process to extract and purify oils originating from marine and freshwater biomasses like krill among others and from an option to purchase the intellectual property rights with respect to the results of the research, as it relates to krill, or other crustaceans, conducted by the University. The exercise price for this purchase option has been set at $275,000 by mutual agreement between the University and the Company, this price was contested by the researcher but will remain the same based on the decision of the appeal court rendered in 2009 (see section 2.9.3 entitled “Economic Dependence/Litigation”).

The Company has undertaken to pay an annual commission to Gestion Harland inc. (“GH”) for services rendered as well as for the transfer in February 2001 by GH to the Company of the license rights with the University, including the right of first refusal and of the option to purchase the intellectual property rights. This royalty of 1% on any sales and on other income of the Company is for an indeterminate period of time and it shall be paid semi-annually and disbursement of such royalty per year will not be superior to the Company’s net earnings before interest, taxes, depreciation and amortization (EBITDA).

2.9.2	IP Protection

Brand names and trademarks

Neptune has registered the trademarks OPA3™ and NKO® in over thirty countries. Neptune OceanExtract™ and NKA™ are other trademarks of Neptune.

  NKO® distributors apply private label with NKO® logo on it and with names pre-approved by Neptune.
  Licenses: Neptune has licensed worldwide commercialization rights for NKO® in functional food for specific food categories and health indications to Nestle and Yoplait. The Company is in negotiations to further expand the functional food market with strategic alliances with other large well known food companies.

Acasti has applied for worldwide trademark protection of CaPre (name given to its prescription drug candidate)

Patents

Neptune has the following patent portfolio:

		Countries
Category	Description
		Issued	Pending

Novel Phospholipid/ Flavonoid	Composition of Matter	25	6

Cardiovascular Neurological health	Method of Use	24	6

Health Applications	Method of use	-	30

Extraction Process	Process	34	1

Acasti has initiated its patent portfolio with the first application as a USA provisional of a composition and use patent.

Trade Secrets

Neptune protects its optimization and extraction processes through industrial trade secrets.

Regulatory approvals

Neptune has obtained the following regulatory approvals, permits and authorizations:

  European Food Safety Authority (EFSA) has approved NKO® as PARNUTS for commercialization in the European Union.
  European Food Safety Authority (EFSA) has approved NKO® as a Novel Food for commercialization in the European Union.
  NKO® has received US-FDA GRAS (Generally Recognized As Safe) notification as food ingredient in the United States.
  NKO® has obtained approval as a Complementary Medicine from the Therapeutic Good Administration (TGA) in Australia.
  NKO® has a natural product number (NPN) issued by health Canada.
  Neptune production plant in Sherbrooke accredited as nutraceutical GMP (Good Manufacturing Practices) audit performed by Health Canada, Natural Health Product Directorate (NHPD).
2.9.3	Economic Dependence/Litigation

The Company sources its krill used in the manufacturing of its products from three suppliers. The Company considers that its relationship with its suppliers is good and that it is not dependant upon these suppliers, as alternative sources of supply are available.

The Company is no longer dependent on the license agreement mentioned in section 2.9.1 hereof entitled “Exclusive License/Option” as the Company has developed and now manufactures its products with its own proprietary technology process platform “Neptune Ocean Extract”.

As for the exclusive “License/Option”, on August 18, 2004, the Company notified the Canadian university of its intention to exercise its $275,000 purchase option relating to the intellectual property (see section 2.9.1. hereof entitled “Exclusive License/Option”). As per the licensing agreement reached between the Canadian university and the Company, the terms of payment are as follows: $100,000 on the transfer date of the intellectual property, $50,000 on the first anniversary date of the transfer, $50,000 on the second anniversary and $75,000 on the third anniversary.

On August 23, 2004, university researchers filed an injunction against the Company and the Canadian university demanding cancellation of the purchase option of the intellectual property granted to the Company by the Canadian university.

In December 2008, a ruling was rendered against the Company. The judge determined that the Company had not exercised its option to purchase the intellectual property in August 2004, as claimed by the Company, and it had to pay additional royalties in the amount of $1,031,134 in addition to $145,000 in fees. The judge furthermore set at $1,776,000 the purchase price for the intellectual property, although it had been previously established at $275,000. Under the judgment, the Company had 45 days to exercise its option and it had to pay $275,000 immediately.

Following the December 2008 ruling, the Company appealed the ruling and requested an immediate stay of its execution. The Company did not agree with the findings of the ruling and believed that its own arguments were well founded.

In January 2010, the court of appeal ruled in favor of the Company confirming in its ruling the Company’s rights to exercise its purchase option relating to the intellectual property at a purchase price of $275,000 plus interests of $36,000, for a total of $311,000. The court also confirmed that the Company had exercised its option in August 18, 2004 and rejected all royalty claims to the exception of $36,000 plus interests of $11,000, for a total of $47,000.

During the second quarter, the Company received a complaint filed by Schiff Nutrition Group Inc. ("Schiff"), a former distributor of Neptune’s products, in the United States District Court for the District of Utah, Central division, alleging that Neptune failed to meet certain delivery thresholds. As a result, Schiff is seeking monetary damages in the minimum amount of US $1 million from Neptune.

After careful review of this complaint and having sought legal advice, the Company filed, early in the third quarter, a response and counterclaims to the Schiff complaint in the federal district court in Utah. The Company denies all material allegations and the requested monetary compensation in the complaint and asserts federal and state law claims against Schiff, including that Schiff failed to pay the Company for shipments of NKO® accepted by Schiff, and that Schiff caused its contractor to encapsulate NKO® despite the Company’s objections that the resulting product would not meet specifications after encapsulation by Schiff’s contractor.

Despite the Company’s warning to Schiff to cease directly and indirectly using the Company trademarks including NKO® and clinical support, Schiff continued to use the Company trademarks and claims, as it could be seen on websites of multiple Schiff’s distributors.

Also in 2009, Neptune filed a patent infringement lawsuit against Aker BioMarine ASA, Jedwards International, Inc and Virgin Antartic LLC, in defence of its U.S. method of extraction of total lipids fractions from Krill.

In 2009, Valensa, submitted without Neptune's preapproval, a patent application and refused to add Neptune's name as co-owner of this patent. This was in breach of agreement to file with Neptune for a joint patent protection. Furthermore, Valensa failed to submit its action plan and volume commitments on the agreed upon deadline. For those reasons, Neptune refused to send samples to Valensa until Valensa complies with the terms of the signed agreement. This led to Valensa unilaterally terminating the agreement.

2.10	EMPLOYEES

2.10.1	Number

As at February 28, 2009, Neptune, along with Acasti and NeuroBioPharm, has a total 79 employees, working at its business office and Sherbrooke plant.

2.10.2	Skill Knowledge

Neptune employees possess specialized skills and knowledge in the following fields:

  Intellectual property protection;
  Marine biomasses;
  Oil extraction processes;
  Quality assurance/quality control;
  Clinical validation of biological therapeutic properties;
  Regulatory compliance related to the Company’s operations;
  Commercialisation/Business development; which are valuable assets to the Company.
2.11	SALES/DISTRIBUTION

Neptune manufactures its products at its Sherbrooke plant and sells NKO® in bulk oil or in capsules to its distributors who commercialize under their private label in multiple market segments including health food stores, mass (food and drug), direct sales (MLM, internet, catalogue, radio) and via healthcare professional recommendation. The NKO® encapsulation is subcontracted by third parties in Canada, USA and Europe. 100% of Neptune NKO® sales revenues during the fiscal year ended February 28, 2010 were derived from independent companies. Sales of NKO® for the nine-month period ended February 28, 2009 amounted to $8,513,190 and to $12,605,587 for the fiscal year ended February 28, 2010. Sales are not cyclical.

During the fiscal year ended February 28, 2010, more than 98% of the Company’s sales were made to customers based outside Canada. The Company enters into hedging instruments from time to time to partly offset currency risks.

2.12	COMPETITION

The nutraceutical and pharmaceutical markets are highly competitive and many companies carry out research, development and commercialization activities with applications for human health similar to those of the Company. Many competitors developing new nutraceutical products are today focusing on pharmaceutical applications based on the specific properties of their products. A number of these companies have greater financial resources, research and development capabilities as well as manufacturing and marketing facilities than those of the Company. Moreover, teaching institutions, government agencies and other research bodies are conducting research in similar sectors as the Company. They are also capable of marketing products, either by their own means or by cooperation agreements.

The Company is aware of rising competition in both the nutraceutical and the pharmaceutical markets. Biomedical and biotechnology companies, as well as large pharmaceutical companies, are active in the same field of nutraceutical-based therapeutics as the company. However, the Company believes that in its specific field of activity, it maintains certain definitive advantages.

Even though the Company is no longer the only manufacturer of marine phospholipids, it remains the market leader due to its exceptional richness in long-chain polyunsaturated fatty acids and antioxidants. In addition, Neptune’s marine phospholipids continue to be the most stable and sought after products for implementation into pharmaceuticals and/or nutraceuticals (dietary supplement, functional food) for human consumption. Knowledgeable consumers are fully aware of the Company’s credibility and the quality of the extensive research conducted. Furthermore, the Company has demonstrated the positive health benefits proven with its clinical studies, an achievement yet to be met by all of its competitors.

2.12.1	COMPETITORS 2

The Company is aware that other companies are developing and have either commercialized or are preparing to commercialize potentially competitive products. Neptune’s advantage is that it remains the only company, within the krill oil manufacturer market, with a clinically proven patented ingredient which has obtained worldwide regulatory approvals and achieved worldwide market recognition.

Aker BioMarine ASA, a Norway-based company, is in the business of harvesting and commercializing marine ingredients. Aker BioMarine ASA is serving the aquaculture and animal feed markets with krill derived products, such as oil and meal registered as Qrill™. Aker BioMarine ASA merged with Natural ASA to enter the dietary supplement and functional food markets. Aker BioMarine ASA launched, in Norway, a krill oil product under the brand name Superba™ in 2009. The only clinical study published by Aker BioMarine did not demonstrate any significant positive effects on blood lipid parameters.

Enzymotec Ltd. is an Israel-based biotechnology company developing biofunctional ingredients for human health applications. They claim to have a proprietary complex of marine-derived DHA and EPA -delivered as triglycerides or attached to phospholipids and astaxanthin. In 2009, the company has raised awareness about the true nature of this oil which, as per their disclosure, is not derived entirely from Antarctic krill (Euphasia Superba) but a blend of different marine ingredients combined to mimic the composition of NKO® .

Aquasource products Inc, a Canadian company, also commercialises an artificially enhanced krill oil without any studies, nor regulatory approvals to support their position on the market.

Poissons Tropicaux Gryd Inc., a Canadian company, is commercializing Krilex® which contains a powder preparation composed of the entire krill itself, composed mainly of krill protein with very little omega-3 and antioxidants.

2.13	COMPETITIVE ADVANTAGES

NKO® Competitive Profile

Longest history of commercialization further demonstrates the safety of NKO® for long term human consumption and its commercial viability;

NKO® has a biomolecular profile of phospholipids, omega-3 fatty acids, and diverse antioxidants that surpasses the usual profile of fish oils. The association between phospholipids and long-chain omega-3 fatty acids highly facilitates the passage of fatty acid molecules through the intestinal wall, increasing their bioavailability and ultimately improving the omega-3: omega-6 ratio;

Clinically proven superiority of NKO® versus other omega-3 products for improving the EPA/Arachidonic acid ration and the Omega-3 Index, internationally recognised risk factors for cardiovascular disease.

Clinically proven significantly better and faster absorption of for EPA and DHA in NKO® versus other omega-3 products.
Highest stability and antioxidant potency as compared to competitive marine extracts;

Phospholipids are important in protecting membranes from toxic injury and free radical adverse affect. NKO® contains two main potent antioxidants; a carotenoid (astaxanthin) and a flavonoid (novel due to its animal source)

Astaxanthin has been shown to have a stronger antioxidant activity than alpha- tocopherol, beta-carotene, lycopene and lutein. NKO® contains significantly higher amounts of esterified astaxanthin than all other krill products in the market

Flavonoids, traditionally extracted from fruits, plants, vegetables or algae have been studied for more than 60 years and their antioxidant activity is undoubted
First and only krill oil product with clinically proven human health benefits in the market;
Positive results of clinical research with NKO® demonstrating health benefits for cardiovascular, Premenstrual Syndrome (PMS), chronic inflammation and ADHD related conditions:

  NKO® has been proven effective to decrease LDL by 33.9% (bad cholesterol), triglycerides by 11.5%, and increase HDL by 43.3% (the good cholesterol).Framingham Risk Score data analysis showing that patients treated with NKO® can significantly reduce RCVD with an attributable-risk-reduction between 52% and 53%
  Cost minimization analysis shows that NKO® is the least expensive intervention for prevention of cardiovascular disease
  Cost effectiveness analysis showed that NKO® prevents more disease for each dollar spent as compared to omega-3
  The NKO®-statin combination was significantly more effective than statin monotherapy in relation to HDL increase. The treatment with NKO® alone or in combination with a statin provides a cost effective choice for the management of these patients with persistent hyperlipidemia even after treatment with a statin.
  NKO® can significantly reduce both the physical and the emotional symptoms of premenstrual syndrome and has been shown to be significantly more effective for the complete management of premenstrual symptoms compared to omega-3 fish oils.
  In as quickly as 7 days, NKO® significantly reduced CRP (an important inflammatory biomarker). Furthermore, volunteers in the NKO® group of the study reported significant improvement in all scores of the WOMAC.
  NKO® demonstrated a significant improvement in ADHD patients’ focus, concentration and planning skills.
  Low daily dose well tolerated for chronic intake.

Strategic Position

Intellectual property protection (trade marks, patents, patent pending) and trade secret /know how on processes, applications, and natural and/or synthetic compositions and their use as medications;
Proprietary technology and products
Patented process: Neptune OceanExtract™ platforms

Method of Use Patent for Cardiovascular disease issued in Europe without opposition which preclude competitors from commercialization of any products in the European cardiovascular market with any krill extract other than NKO®.

Neptune’s years of experience on marine health ingredients extraction has achieved a strong platform of proprietary technology and trade secrets to provide products which are:
more cost effective
of highest quality
assured extraction and production yield
patent protected use
clearly differentiated from competitive products
Pharmaceutical, cosmeceutical, nutraceutical and animal nutrition product pipeline extension in development;
Multinational regulatory approvals required for commercialization;
Growing world renowned scientific and medical recognition of NKO® in global markets in North America, Europe, Asia and Australia;

NKO® was approved as a NOVEL FOOD and PARNUTS after successfully passing stringent regulatory review process by all the member states of the European Union. This allows to Neptune to commercialise NKO® in Dietary Supplements, Functional foods, Diet meal replacements and Dietary Foods for Special Medical Purposes.

To meet the increasing demands and it projected massive penetration of the European market, Neptune completed the scaling-up of its production capacity at its Sherbrooke (Quebec) plant providing for a greater than 50% increase of yearly output from 60,000 kilograms to at least 100,000 kilograms.

Continued progress in strategic alliances with strategic corporate partners such as Nestle and Yoplait.
A new alliance with Bayer was formed to commercialise a Neptune proprietary product in the United States. This represented another important milestone in the execution of Neptune’s strategic vision.

2.14	MARKETS

Neptune is pursuing market opportunities in the nutraceutical market (including dietary supplements and functional foods) and, through its two subsidiaries Acasti Pharma and NeuroBioPharm, the pharmaceutical market (including medical food, over-the-counter and prescription drugs) for all its products.

2.14.1	Nutraceutical

Overview

Neptune’s products are currently sold in the nutraceutical market. The nutraceutical market encompasses functional foods and dietary supplements, the latter include a wide range of nutrients such as vitamins, minerals, fatty acids, amino acids and herbal supplements. Functional food is a growing field in food and medical science and includes foods designed with health benefits beyond their usual nutritional value and which may be enriched with health promoting additives such as vitamins, probiotics or omega-3.

The nutraceutical market is growing rapidly driven by the health demands of an aging population. Within the next twenty years, the number of Americans 65 and older will double from 35 million to 70 million then representing 20% of the population.14 Similar demographical changes can be observed in other countries resulting in a global trend. Beyond weight management, health issues such as cholesterol, heart health, cognitive function, brain performance and joint health are driving the market expansion. Functional foods such as probiotic yogurt and yogurt drinks, cereals bars and soya milk are experiencing explosive growth.15

Other additional factors have been identified as growth drivers in the nutraceutical markets including:

  Improved understanding and scientific knowledge of the contribution of diet in health and disease prevention;
  Increased consumer demand for products that maintain vitality and prevent disease and its desire for premium products;
  Increased health care costs and the trend towards self treatment with a focus on natural products;
  Technical advances and innovation in the food industry.

Dietary Supplements

The world retail market for dietary supplements is highly fragmented, composed of a large numbers of products and many small manufacturers and estimated at more than $50 billion in annual sales.16 The United States dietary supplement sales amount to approximately $23 billion.17 Europe is capturing approximately one third of this market with sales beyond $15 billion. In Japan, dietary supplement sales of $6 billion have been reported.18 Specialty supplements such as probiotics and omega-3 will be experiencing the most sales growth over the next five years and health issues such as cholesterol, heart health and mental health engender a major impact.

Functional Food

The main functional food categories include dairy products (i.e. milk, yogurt and cheese), confectionary products (i.e. bars, chocolate, snacks), various cereal products and functional beverages. It is difficult to estimate the potential market size of the functional food market and it is probably safe to assume that the market size is underestimated. The total U.S. retail food market amounted to $457 billion in 2004.19 Assuming that 25% of this food market may be used, in the future, for nutraceutical reasons, the functional food market may amount to more than $100 billion in the US alone. Assuming a similar market size in Europe, total combined market potential reaches $200 billion, an enormous foundation for the functional food market.

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14 Demographic Trends in the 20th Century. Census 2000 Special Reports. November 2002.
15 Baby Boomers and the U.S. Food and Beverage Industry: Packaged Facts, 12/1/2005
16 Industry Canada. International Market Research: Dietary Supplements.
17 Idem 14.
18 Idem 2.
19 Progressive Grocers 72nd Annual Report of the Grocery Industry.

Calcium, probiotics and omega-3 products are getting the most attention and will be playing a major role in the expanding dairy product category projected to reach $15 billion by 2010 in the US.20 Omega-3 is also playing a major role in the $23-billion breakfast cereal segment21 and heart-healthy products command about $19 billion in sales today.22

Poly-Unsaturated Fatty Acids (PUFA)

The polyunsaturated fatty acid (PUFA) market which includes predominantly omega-3 and 6 fatty acids is growing at a very fast pace and the most predominant omega-3 fatty acids are docosahexaenoic (DHA) and eicosapentaenoic acid (EPA) derived from plant and marine sources. Omega-3 sourced from marine oils are the fastest growing sector in the PUFA ingredient market which is a direct result of the media attention pertaining to omega-3 health benefits and the growing need for alternative treatment for a variety of chronic disorders including the heart and the brain.

Extensive research, including Neptune’s clinical trial work, has demonstrated their clinical benefits. Omega-3 fatty acids reduce inflammation and prevent risk factors associated with chronic diseases such as heart disease and arthritis and appear to be particularly important for cognitive (memory and concentration) and behavioral function.

Neptune’s omega-3’s are sourced from krill, a zooplankton, with the advantage that the omega-3 fatty acids are carried by phospholipids and not triglycerides such as in fish oil. Phospholipids, a major component of biological membranes, are more easily digested resulting in a higher bioavailability of Neptune’s products.

The market space is growing with the FDA having issued a qualified heart health claim enabling manufacturers to label products containing omega-3 EPA and DHA as being heart healthy. The market is waiting for additional health claims such as effects on high blood cholesterol and high blood pressure.

Omega-3 ingredient sales continue to increase driven by demand as dietary supplements, functional foods and beverages and pharmaceutical applications. Based on the trends reported in the 2005 Frost & Sullivan market report23, the worldwide omega-3 market will be reaching more than $1.4 billion in annual ingredient sales within the next five years. Higher quality and higher performance omega-3’s providing high amounts of omega-3 are gaining a larger market share of the marine oils industry in terms of revenues, because of their improved safety and health benefits. Omega-3 fortified food launches more than doubled in 2006 to 250 from 120 in 2005, according to Mintel.24 Most product introductions have been in beverages, spreads, dairy products (i.e., yogurt), eggs, nutrition bars and baked goods.

Nutricosmeceutical and “beauty from within” Trend

Nutricosmeceuticals are defined as oral nutritional supplements with cosmetic applications and are commercialized in foods, beverages and dietary supplements. This “beauty from within” trend is spreading into the American and European markets. For example, Nestlé® and L'Oréal®, the world's largest companies in food and cosmetics, respectively, created Innéov®, a developer of nutritional supplements with cosmetic applications. Coca-Cola® commercializes a milk-based beverage to be drunk at night to promote beauty during sleep. New and scientifically validated ingredients are entering the market and consumer uptake is driven by the demand to turn back the negative physiological processes associated with aging.

2.14.2	Pharmaceutical

Acasti and NeuroBioPharm were formed to develop and commercialize the Company’s Products in the pharmaceutical market.

Cardiovascular Disease

______________________
20 Cultured Dairy Products in the U.S. Packaged Facts, Oct 1, 2006.
21 Euromonitor. http://www.euromonitor.com/Cereal_Partners_Worldwide_exploits_developing_markets
22 http://www.marketresearch.com/map/prod/1164892.html
23 End-user Analysis of the Global Omega-3 PUFA Market, FO23-88. Frosst & Sullivan.
24 Mintel: www.marketresearch.com

Cardiovascular disease includes a wide range of conditions and treatment is focused on reducing cardiovascular risk factors to prevent an acute cardiovascular event and on preventing or delaying the onset of chronic cardiovascular disease. Important risk factors for cardiovascular disease are abnormal levels of lipids and/or lipoproteins such as triglycerides and cholesterol. Increased serum levels of low density lipoprotein (LDL - "bad cholesterol") and low levels of high density lipoprotein (HDL - "good cholesterol"), the latter being recognized as the most important risk factor for the development of cardiovascular disease, are known as dyslipidemia. Dyslipidemia promotes plaque formation and narrowing of the arteries atherosclerosis leading to myocardial infarction (heart attack), stroke and peripheral vascular and neurodegenerative disease. Over 750,000 Americans die every year due to atherosclerosis related cardiovascular complications.25 Statins, including medications such as Lipitor®, Zocor® and Crestor®26, are used to decrease LDL, but are little effective on raising HDL creating an unmet treatment gap. It is estimated that over 100 million American adults have total blood cholesterol values considered borderline-high (200 to 240 mg/dL) or high (above 240 mg/dL) potentially eligible for a cholesterol lowering agent.27 Even though statins are widely prescribed creating a worldwide $30 billion market, they have less effect than fibrates or niacin in reducing triglycerides and raising HDL-cholesterol ("good cholesterol").28 This unmet medical need creates a growing billion dollar market space for safe monotherapies as well as combination products therapeutics containing a statin and an HDL raising agent.

Cognitive Dysfunction and Neurodegenerative Disease

Neurodegenerative disease includes a large number of disorders such as Alzheimer’s disease, Parkinson disease and Multiple Sclerosis. Deteriorating nerve cells are responsible for the loss of brain function and today only few therapies are available for the wide range of neurodegenerative diseases creating an immense unmet medical need. In the United States, over 5 million patients are suffering from Alzheimer’s disease and 1.5 million patients from Parkinson disease.29 Worldwide, it is estimated that over 24 million people have dementia due to Alzheimer’s disease.30 The neurodegenerative market is estimated at 15 billion dollars and growing at a double digit rate.31

Attention-deficit hyperactivity disorder is a cognitive dysfunction caused mainly by the malfunction of the dopamine transporter system. The most commonly used medication is methylphenidate such as Ritalin®, Ritalin-SR®, Ritalin LA® or Concerta® and Metadate®. Annual sales of Novartis’ Ritalin® product family amounted to $US 440 million in 2008 and are growing at a rate of 17%.32

Chronic Inflammation and Arthritis

Many forms of arthritis such as osteoarthritis and rheumatoid arthritis are inflammatory disorders; and patients suffer from pain, stiffness, swelling and functional impairment. Osteoarthritis is the most common form of arthritis affecting over 20 million people in the United States. 33 It is caused by the breakdown and eventual loss of the cartilage between the bones of the joints. 34 Non-surgical treatment options for osteoarthritis include analgesic and anti-inflammatory pain medications, nutritional supplementation, physical therapy, exercise, and weight loss. Common types of medications used to reduce pain in osteoarthritis include acetaminophen (Tylenol®) and non-steroidal anti-inflammatory drugs NSAIDS (e.g. Motrin®, Advil®, Aleve®). It is estimated that in the U.S. medical expenditures (direct costs) for arthritis and other rheumatic conditions in 2003 were 80.8 billion dollars.35

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25Atherosclerosis Research Unit. University of Southern California. http://www.usc.edu/schools/medicine/research/centers_programs/aru/elite.html
26CNN Money. http://money.cnn.com/2005/09/19/news/fortune500/cancerdrugs/index.htm
27 Centers for disease control and prevention, CDC. http://www.cdc.gov/nccdphp/publications/AAG/dhdsp.htm
28 Nature Reviews Drug Discovery 5, 813-814 (October 2006) | doi:10.1038/nrd2156. Life after statin patent expiries. Jane Kidd
29Institute for Neurodegenerative Disease, IND, University of California. http://ind.universityofcalifornia.edu/diseases/
30 Alzheimer’s Disease International. http://www.alz.co.uk/media/dementia.html
31 Arrowhead Publishers. Leaders in Business Intelligence and Market Research. http://www.arrowheadpublishers.com/news/archives/2007/02/new-website.php
32 Novartis Annual Report 2008.
33 http://www.medicinenet.com/osteoarthritis/article.htm
34 National Center for Chronic Disease Prevention and Health Promotion. USA.
35 Morbidity and Mortality Weekly Report. Centers for Disease Control and Prevention. MMWR 2007;56(01):4-7.

3.	RISK FACTORS

The business conducted by the Company involves numerous risks and uncertainties. The main risk factors and uncertainties facing the Company are disclosed below and in the “Risk and Uncertainties” section of the Company’s Annual Report for the fiscal year ended February 28, 2010, which is incorporated herein by reference, as supplemented from time to time in the “Risk Factors and Uncertainties” section of the Corporation’s quarterly reports to shareholders. These risks and uncertainties should be considered in conjunction with the other information included in this Annual Information Form. The Corporation’s annual and quarterly reports are filed on SEDAR at www.sedar.com.

3.1	Risks related to Neptune's business

Prior Losses

Since commencement of its activities, the Company has recorded losses each year. It is expected that the Company will continue to experience operating losses until product sales and licensing rights income generate sufficient revenues to fund its continuing operations, including research and product development. Quarterly fluctuations are also anticipated in respect of earnings, expenses and losses.

Reliance on Key Personnel

The Company is reliant on certain members of its management and scientific staff, and the loss of the services of one or more of these individuals could adversely affect the Company. The Company will be required to continue to implement and improve its management systems and to recruit and train qualified employees. Although the Company has in the past been successful in attracting and retaining skilled and experienced personnel, there can be no assurance that the Company will continue to do so in the future.

Patents and Proprietary Technology

The Company's success depends in part on its ability to obtain patents, protect its trade secrets and operate without infringing third-party exclusive rights or without others infringing the Company's exclusive rights or those granted to it under license. The Company has filed patent applications in Canada, the United States, Europe and elsewhere in the world and is actively pursuing these matters. The patent position of pharmaceutical firms is generally uncertain and involves complex legal, factual and scientific issues, several of which remain unresolved. The Company does not know whether all of its pending patent applications will be granted and whether the Company will be able to develop other patentable proprietary technology and/or products. Furthermore, the Company does not have the certainty whether its existing or future patents provide a definitive and competitive advantage or afford protection against competitors with similar technology. Furthermore, the Company cannot give any assurance that such patents will not be challenged or circumvented by others using alternative technology or whether existing third-party patents will prevent the Company from marketing its products. In addition, competitors or potential competitors may independently develop, or have independently developed products as effective as those of the Company or invent or have invented other products based on the Company's patented products.

If third-party licenses are required, there can be no formal assurance that the Company will be able to obtain such licenses, or if obtainable, that it would be available on reasonable terms. Furthermore, there can be no assurance that the Company could develop or obtain alternative technologies related to third-party patents that may inadvertently cover its products. Inability to obtain such licenses or alternative technologies could delay the market launch of certain Neptune products, or even prevent the Company from developing, manufacturing or selling certain products. In addition, the Company could incur significant costs in defending itself in patent infringement proceedings initiated against it or in bringing infringement proceedings against others.

The Company cannot determine with any certainty if it has priority of invention in relation to any new product or new process covered by a patent application or if it was the first to file a patent application for any such new invention. Furthermore, in the event of patent litigation there can be no assurance that the Company's patents, if issued, would be held valid or enforceable by a court of competent jurisdiction or that a court would rule that the competitor's products or technologies constitute patent infringement.

Moreover, a significant part of the Company's technological know-how constitutes trade secrets. The Company, therefore, requires that its employees, consultants, advisers and collaborators sign confidentiality agreements. However, there can be no assurance that such agreements provide adequate protection in the event of unauthorized use or disclosure of the Company's trade secrets, know-how or other proprietary information.

Additional Funding Requirements and Access to Capital

The Company may require substantial additional funds to increase production capacity and/or for further research and development, scheduled clinical testing, regulatory approvals and the commercialization of its products. Neptune may seek additional funding for these purposes through public or private equity or debt financing, collaborative arrangements with other pharmaceutical companies and/or from other sources. There can be no assurance that additional funding will be available on acceptable terms to permit successful commercialization of the Company’s products. Should the Company fail to obtain the necessary capital, it may be required to delay, reduce or eliminate one or more of its various research programs or seek financial support from one of its corporate partners or from third-parties who may require that the company waive significant rights regarding protection of its proprietary technologies or offer it financial support on less favourable terms than those normally acceptable to the Company.

Hazardous Materials and Environmental Matters

The Company’s research and development processes involve the use of certain hazardous materials. The Company is subject to federal, provincial, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The Company believes that its safety procedures comply with such regulatory requirements, and that it has sufficient insurance coverage in place against this risk; however, the risk of accidental contamination or injury cannot be completely eliminated. In the event of an accident, the Company could be held liable for damages, which could exceed the resources of the Company. Although the Company believes that it complies in all material respects with the applicable environmental legislation and regulations, and currently has no immediate plans for major capital expenditures in respect of environmental protection installations, there can be no assurance that the Company will not be required to incur significant costs to comply with regulatory requirements in the future, or that the operations, business or assets of the Company will not be materially adversely affected by current or future legislative or regulatory requirements.

Availability and Sources of Raw Materials

The Company depends on third parties for the sourcing of components for its various products. The Company believes that alternative sources of supply for its various raw materials exist. However, any change in the Company in its suppliers of components for its technology could have a significant impact on the Company 's capacity to complete certain of its current research and development projects and, accordingly, would affect its projected commercial and financial growth. While other potential alternative suppliers of raw material have been identified and are in the process of being approached, they must first pass intensive validation tests to ensure their compliance with product specifications. No assurance can be given regarding the successful outcomes of such tests or the ability of Neptune to secure alternate sources of supply at competitive pricing and upon fair and reasonable contractual terms and conditions.

Foreign Currency Fluctuations

The Company expects that most of its revenues will be in United States dollars and Euros. The Company does not currently have significant hedging arrangements in place to mitigate against currency-related risks. Significant fluctuations in the rate of exchange could adversely affect the Company's financial performance. There is a risk of loss arising from an eventual weakening of the United States dollar or Canadian dollar.

Value of Intangible Assets

The Company is required to review the carrying value of its intangible assets for impairment annually or when events change. Intangible assets include net book value of product rights, trademarks and process know-how covered by certain patented and non-patented information. Management reviews the carrying value based on projected future results. If events such as generic competition or inability to manufacture or obtain supply of product occur that may cause sales of the related products to decline, the Company adjusts the projected results accordingly. Any impairment in the carrying value results in a write-down of the intangible asset that is charged to income during the period in which the impairment is determined. The write-down of intangible assets may have a material adverse effect on the results of operations in the period in which the write-down occurs.

Litigation

Any unfavourable court judgment following the cases disclosed in this document or other cases could affect the Company’s cash flow.

3.2	Risks related to Neptune's Industry

Pharmaceutical Sector

The pharmaceutical sector must contend with dramatic scientific and technological developments and regulatory requirements that may, within a relatively short timeframe, render the products and processes developed or planned by the Company obsolete.

Government Regulations

The development, production and commercialization of pharmaceutical products is generally subject to comprehensive regulations under Health Canada's Therapeutic Products Program and other regulatory bodies in Canada and various regional, national and local regulatory bodies, including the Food and Drug Administration in the United States. No assurance can be given that the Company or its clients and partners will not encounter difficulties or will not incur excessive costs in obtaining the necessary approvals or permits, which could delay or prevent the commercialization and production of its new products.

Distribution of the Company's products outside Canada and the United States is also subject to comprehensive government regulation. Regulations, specifically requirements in respect of product releases on the market and the time involved in respect of regulatory assessment and the sanctions imposed in the event of infringement vary from country to country. No assurance can be given that the Company will obtain the requisite approvals in the relevant countries or that it will not incur significant expense in obtaining regulatory approvals or maintaining them in effect. Failure to obtain the necessary regulatory approvals, the suspension or revocation of current approvals or any failure to comply with regulatory requirements may have a material adverse effect on the Company's operations, its financial situation and its operating results.

Rapid Technological Change

The Company operates in a sector that is subject to rapid and substantial change. There can be no assurance that products developed by others will not render the Company’s products or technologies non-competitive or that the Company will be able to keep pace with technological developments. Competitors may have developed or may be in the process of developing technologies that could be the basis for competitive products. Some of these products may prove more effective and less costly than products developed by the Company.

Competition

Competition in the pharmaceutical sector is extremely intense. The Company competes with companies that produce similar or identical pharmaceutical products or that propose different approaches to the separation or purification of components of Krill. Certain of those companies have greater resources than the Company. Accordingly, no assurance can be given that products developed by these other companies or that their equivalent technology in the area of separation or purification of components of krill will not affect the Company's competitiveness.

Uncertainty Regarding the Outcome of Clinical Studies

In most countries, the use and sale of therapeutic products is regulated by governmental or regulatory agencies to ensure their safety and efficacy. To obtain approval of such agencies for the use, distribution, marketing and sale of such products and to demonstrate their safety and efficacy, pre-clinical and clinical tests must be carried out. There is no assurance that any such study relating to any product will provide satisfactory results. If results are not satisfactory, the Company could abandon its commitment to the relevant product or research program.

Potential Product Liability

The development of human therapeutic products involves an inherent risk of product liability claims and associated adverse publicity. Product liability insurance is costly, often limited in scope, and could be unavailable or only available on terms unacceptable to the Company. There can be no assurance that the Company will be able to obtain or maintain insurance on reasonable terms or to otherwise protect itself against potential product liability claims that could impede or prevent commercialization of the Company's future products. A product liability claim against the Company or the withdrawal of a product from the market could have a materially adverse effect on the Company’s business or its financial condition.

Uncertain Market

The Company believes that products based on its core technology will have numerous applications and that there is a growing market for the products that it has developed. However, there can be no assurance that these assumptions will prove justified, particularly considering competition from existing or new products and considering the uncertain commercial viability of the Company's products.

Volatility of Share Price

Market prices for securities in general, and that of pharmaceutical companies in particular, tend to fluctuate. Factors such as the announcement to the public or in various scientific or industry forums of technological innovations, new commercial products, patents, exclusive rights obtained by the Company or others, results of pre-clinical and clinical studies by the Company or others, a change of regulations, publications, financial results, public concerns over the risks of pharmaceutical products such as blood and plasma filtration products for the removal of pathogens or over the safety of blood collection systems, future sales of securities by the Company or its shareholders and many other factors could have considerable effects on the price of the Company’s securities.

4.	DIVIDENDS

Neptune did not declare or pay cash dividends on its common shares for each of its three (3) most recently completed financial years.

However, on July 17, 2008, the Company’s Board of Directors declared a dividend distribution to its shareholders. The Company’s Board of Directors approved a dividend of $0.00025 CDN per share on the outstanding common shares of the Company for payment to shareholders of record at the close of business on July 28, 2008. This dividend was paid on or around August 11, 2008 by the issuance of transferable, non-convertible notes, with a two year maturity, bearing interest from the first anniversary date of their issuance at a rate of ten percent (10%) per annum, and being redeemable by the obligor at any time, either in cash or in kind. The notes were all exchanged or repaid on or before November 27, 2008 ( see Acasti Pharma and the Exchange Offer in section 2.3.2 Nine-month period ended February 28, 2009)

The Company does not anticipate paying any cash dividend on its common shares in the foreseeable future. We presently intend to retain future earnings to finance the expansion and growth of our business. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements and other factors the Board of Directors deems relevant. In addition, the terms of any future debt or credit facility may preclude the Company from paying dividends.

5.	DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized capital consists of an unlimited number of no par value common shares and an unlimited number of no par value preferred shares (the “Preferred Shares”), issuable in one or more series. By way of by-law, in accordance with its articles of incorporation, the Company created the series A Preferred Shares. Currently, only 38,234,744 common shares have been issued and are outstanding as at February 28, 2010. No preferred shares have been issued.

The following is a brief description of the rights, privileges, conditions and restrictions attaching to the common shares and preferred shares of the Company:

5.1.	COMMON SHARES

Voting Rights

Each Common Share entitles its holder to receive notice of, and to attend and vote at, all annual or special meetings of the shareholders of the Company. Each Common Share entitles its holder to one vote at any meeting of the shareholders, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to statutory provisions or the specific attributes of this class or series.

Dividends

Subject to the prior rights of the holders of Preferred Shares ranking before the Common Shares as to dividends, the holders of Common Shares are entitled to receive dividends as declared by the Board of Directors of the Company from the Company’s funds that are duly available for the payment of dividends.

Winding-up and Dissolution

In the event of the Company’s voluntary or involuntary winding-up or dissolution, or any other distribution of the Company’s assets among its shareholders for the purposes of winding up its affairs, the holders of Common Shares shall be entitled to receive, after payment by the Company to the holders of Preferred Shares ranking prior to Common Shares regarding the distribution of the Company’s assets in the case of winding-up or dissolution, share for share, the remainder of the property of the Company, with neither preference nor distinction.

5.2	PREFERRED SHARES

The Preferred Shares carry no voting rights. Preferred Shares may be issued at any time, in one or more series. The Company’s Board of Directors has the power to set the number of Preferred Shares and the consideration per share, as well as to determine the provisions attaching to each series of Preferred Shares (including dividends, redemption rights and conversion rights, where applicable). The shares in each series of Preferred Shares rank prior to the Common Shares of the Company with regard to payment of dividends, reimbursement of capital and division of assets in the event of the Company’s winding-up or dissolution. The holders of Preferred Shares shall not be entitled to receive notice of, or to attend or vote at the meetings of the shareholders, except: (i) in the event of a separate meeting or vote by class or by series as specified by law, (ii) where entitled to vote by class or series on amendments to the attributes attaching to the class or series, or (iii) where applicable, in the event of the Company’s omission to pay the number of periodical dividends, whether consecutive or not, as applicable to any series.

The Board of Directors of the Company has passed a by-law creating the Series A Preferred Shares. Series A Preferred Shares may be issued only as part of an acquisition by the Company of other companies or material assets. Series A Preferred Shares are non-voting, and entitle holders thereof to a fixed, preferential and non-cumulative annual dividend of 5% of the amount paid for the said shares.

6.	MARKET FOR SECURITIES

Neptune’s common shares are currently listed and posted for trading on the TSX Venture under symbol “NTB” and have been listed and posted on the NASDAQ under the symbol “NEPT” since August 6, 2007.

Trading Prices and Volumes

7.	DIRECTORS AND OFFICERS

Name, Occupation and Security Holding of Directors

Period	TSX (CDN$)			NASDAQ (US$)
	High	Low	Volume	High	Low	Volume
February 2010	2.16	2.04	681,200	2.07	1.92	374,400
January 2010	2.15	2.03	802,600	2.07	1.94	429,700
December 2009	2.27	2.03	898,200	2.18	1.88	769,300
November 2009	2.55	2.05	1,032,400	2.40	1.94	173,000
October 2009	2.30	1.94	1,342,500	2.19	1.72	297,000
September 2009	2.24	1.79	962,300	2.00	1.67	480,000
August 2009	2.58	2.11	701,600	2.40	1.89	118,000
July 2009	2.52	1.79	930,900	2.33	1.52	208,000
June 2009	2.74	1.76	2,117,300	2.52	1.58	334,300
Mai 2009	1.72	1.53	895,500	1.59	1.26	41,300
Avril 2009	1.60	0.95	1,290,300	1.30	0.76	41,300
Mars 2009	1.11	0.79	746,300	0.90	0.58	36,000

The following table sets forth each proposed director and executive officer’s name, province and country of residence, his/her principal occupation, including the committees of the Board, the year in which he or she first became a director. All members of the Board of Directors herebelow will hold their positions until the next annual meeting of shareholders of the Company.

			Year of Nomination
Name and Province and		Position Within the	as a Director of the
Country of Residence	Principal Occupation	Corporation	Company
Henri Harland (4)(5) Québec, Canada	President and Chief Executive Officer of the Company	Director, President and Chief Executive Officer of the Company	1998
Ronald Denis (1)(2)(3)(4) Québec, Canada	Chief of Surgery at Hôpital du Sacré-Coeur, Montréal	Director and Chairman of the Board of the Company	2000
Daniel Perry (1)(2)(3)(4) France	General Manager of Société du Vivier des Landes	Director of the Company	2000
Jean-Claude Debard France	President of Hyundai Automobile	Director of the Company	2009
Michel Chartrand(1)(2)(3)(4) Québec, Canada	Vice-President, Retail Partners Solutions of McKesson Canada	Director of the Company	2006
Tina Sampalis, M.D., Ph.D.(5) Québec, Canada	Chief Scientific Officer of the Company and President of Acasti	Chief Scientific Officer of the Company	-

André Godin (5) Québec, Canada	Vice-President, Administration and Finance of the Company	Vice-President, Administration and Finance of the Company	-
(1) Member of the Audit Committee		(4) Director of Acasti Pharma and NeuroBioPharm
(2) Member of the Compensation Committee		(5) Officer of Acasti Pharma and NeuroBioPharm
(3) Member of the Corporate Governance Committee

As of February 28, 2010, the directors and executive officers, as a group, beneficially owned or exercised control or direction over approximately 3,639,694 (9.5%) of the outstanding common shares of Neptune.

In Neptune’s Management Proxy Circular dated May 6, 2010, all of the above listed directors were nominated by management for re-election.

Following are brief biographies of Neptune’s directors and executive officers:

Mr. Henri Harland

Mr. Henri Harland has been a director and the President and Chief Executive Officer of the Company since its incorporation on October 9, 1998. He is the Founder of the Company and has been involved in the krill research project since 1991. For ten years he has held the position of President and Chief Executive Officer of Groupe Conseil Harland Inc., a financial engineering group. Previously, he acted has an independent financial consultant guiding companies from different industrial sectors in both North America and Europe in their capital restructure, financing and business development.

Dr. Ronald Denis

Dr. Ronald Denis is currently Chief of Surgery and Co-Director of the Trauma Program at Hôpital du Sacré-Coeur in Montréal. Also, since 1987, Dr. Denis has been medical co-director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several scientific boards and management committees.

Mr. Daniel Perry

Since March 1993, Mr. Perry is General Manager of a company operating a recreation/tourism complex in France. Also, Mr. Perry is a specialist and consultant in the marketing of new products on the European continent.

Mr. Michel Chartrand

Since July 2009, Michel Chartrand is the Vice-President of Retail Partner Solutions at McKesson Canada. From 2004 to 2009 Mr. Chartrand was the President and Chief Executive Officer of Groupe PharmEssor inc. which includes, due to a merger, Gestion Santé Services Obonsoins inc. and Groupe Essaim inc., two important Quebec pharmacy francisors in Quebec. From 1998 to 2004, Mr. Chartrand was the Executive Vice President of Gestion Santé Services Obonsoins inc.

Mr. Jean-Claude Debard

Mr. Debard has been President of Hyundai Automobile France and FEA Services as well as an officer of Frey Accessories and Parts since 1999 and most recently Executive President of Group Emil Frey France since 2008. Since 1999, Mr. Debard has seated on Surveillance Committees of Holding (SERGESA), SsangYong France and Hyundai Finances.

Dr. Tina Sampalis M.D., Ph.D.

Dr. Tina Sampalis is an Oncology Surgeon, trained in Physiology at McGill University, Medicine at the University of Patras (Greece), Dermatology at Göttingen University (Germany) and Marselisborg University (Denmark), Pediatric, General and Oncology Surgery at the University of Athens (Greece), graduate training (PhD) in Surgical Research at the University of Athens and a second PhD in Epidemiology and Experimental Surgery at McGill University. She has received several international scholarships and awards for her work on the clinical implementation of retinols skin and breast cancer and for her work on Scintimammography. U.S. and Canadian patent applications have been filed for the development and implementation of innovative micro-invasive and stereotactic robotic surgical techniques for breast cancer. Between May 2000 and June 2007, she has held the position of Vice-President of Research and Business Development and since June 2007 the position of Chief Scientific Officer of the Company.

Mr. André Godin

Mr. André Godin, C.A., has a Bachelor in Administration and is has been a Member of the Canadian Institute of Chartered Accountants since 1988. He has more than 10 years experience in the Biotech/Pharma industry as former President of a Dietary Supplement Company and as a Corporate Controller for a pharmaceutical company in OTC products. Mr. Godin has been Vice-President, Administration and Finance for Neptune since 2003.

Pierre Lemieux Ph.D.

Mr Lemieux holds a post-doctoral degree in Oncology from the Health Science Center, University of Texas, USA, and a PhD in biochemistry from Laval University, Canada, jointly with University of Nottingham, England. Mr. Lemieux joined Neptune’s subisidiairy Acasti as the Chief Operating Officer on April 12, 2010. Prior to joining Acasti, Mr. Lemieux was the President, CEO and the Chairman of the Board as well as being the founfer of Technologie Biolactis Inc., a late-stage biotechnology company specialized in the valorization of proteins to better serve the nutraceutical, the cosmetical and pharmaceutical industries.

8.	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the knowledge of Neptune, none of the directors or executive officers of the Company:

(a)	is, or has been, within the last ten years, a director, chief executive officer or chief financial officer of any company that:

(i)

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

To the knowledge of Neptune, no director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is, or has been, within the last ten years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or

(b)

has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or its assets of the proposed director.

To the knowledge of Neptune, no director, executive officer or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

9.	PROMOTERS

Mr. Henri Harland, President and Chief Executive Officer is the promoter/founder of Neptune, as he initially founded the Company in 1998. The President and Chief Executive Officer of the Company received in the fiscal year ended February 28, 2010 a remuneration of $394,615. The complete Company Executive Officer remuneration information is set forth in the Company’s most recent Management Proxy Circular (which can be consulted at www.sedar.com). Mr. Harland owns directly/or indirectly 2,366,611 common shares, being 6.2% of the Company’s issued and outstanding shares, and 800,000 incentive stock options. Mr. Harland is the sole director and shareholder of Gestion Harland inc. receiving a royalty of 1% (as described in section 2.9.1. hereof entitled “Exclusive License/Option” and section 11 hereof entitled “Interest of Management and Other Material Transactions”) for services offered and for having transferred to the Company its first right of refusal and the license on an extraction process and the option on it.

10.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not aware of any legal proceedings or regulatory actions in which it is involved and no such proceedings or regulatory actions are known by the Company to be contemplated, except in regards of what is mentioned in section 2.9.3 hereof entitled “Economic Dependence/Litigation”.

11.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except for what is stated below, none of the insiders of the Company, the Directors, or any of their respective associates or affiliates, has or has had any material interest, direct or indirect, in any material transaction whether proposed or concluded, since the beginning of the Company’s most recently completed financial year and for the three (3) last completed financial years.

The Company entered into an agreement with Gestion Harland inc., a company controlled by Mr. Henri Harland, as of February 23, 2001, calling for royalties to be paid in semi-annual installments equal to 1% of the Company’s annual revenues, for an unlimited period. Each year disbursement of royalties cannot exceed net annual earnings before interest, taxes and amortization. (See section 2.9.1. hereof “Exclusive License/Option”.)

12.	TRANSFER AGENTS AND REGISTRARS

Computershare Trust Company of Canada, at its offices in Montreal, is the transfer agent and registrar for our Common Shares.

13.	MATERIAL CONTRACTS

The Company has not entered into any material contract, other than those entered into in the normal course of business, within the most recently completed financial year, or before the most recently completed financial year, which is still in effect except for Technology License Agreement with Acasti Pharma Inc. on August 7, 2008 and Technology License Agreement with NeuroBioPharm Inc. on October 15, 2008. (See section 2.3.3. )

14.	INTEREST OF EXPERTS

KPMG LLP, Chartered Accountants (“KPMG”), has audited our consolidated financial statements as at Februaru 28, 2010. KPMG are independent with respect to Neptune Technologies & Bioressources Inc. and Acasti Pharma Inc. within the meaning of the Rules of Professional Conduct/Code of Ethics of the Quebec Order of Chartered Accountants. (See section 2.3.3. )

15.	REPORT ON AUDIT COMMITTEE

Audit Committee’s Charter

The Charter of the Audit Committee is annexed to this circular as Schedule A. The Charter was adopted by the Board of Directors on June 6, 2007.

Composition of the Audit Committee

The Audit Committee is composed of four (4) members of the Board of Directors. Dr. Ronald Denis, Mr. Daniel Perry, Mr. Michel Chartrand and Mr. Jean-Claude Debard are the proposed directors to seat on the Audit Committee. From the experience set forth below, the Company believes that these persons have sufficient knowledge and background to actively participate on the Audit Committee.

Under Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), a director of an Audit Committee is “independent” if he or she has no direct or indirect material relationship with the issuer, that is, a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of the member’s independent judgment.

The following describes the relevant education and experience of each member of the Audit Committee that provides him or her with (a) an understanding of the accounting principles used by the Corporation to prepare its financial statements, (b) the ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the Corporation’s financial statements or experience actively supervising one or more persons engaged in such activities and (d) an understanding of internal controls and procedures for financial reporting.

Ronald Denis – Dr. Ronald Denis has been Chief of Surgery and Director of the Trauma Program at Hôpital du Sacré-Coeur since 1997. In his duties, Dr. Denis has to manage Hôpital du Sacré-Coeur Trauma Program budget and staff, also has had to regularly review and analyze financial statements. Dr. Denis’ experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

Daniel Perry – Since March 1993, Mr. Daniel Perry is General Manager of a company operating a recreation/tourism complex in France. Also, Mr. Perry is a specialist and consultant in the marketing of new products on the European continent Mr. Perry’s experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

Michel Chartrand – Since July 2009, Michel Chartrand is the Vice-President of Retail Partner Solutions at McKesson Canada. From 2004 to 2009, Mr. Chartrand was the President and Chief Executive Officer of Groupe PharmEssor inc. From 1998 to 2004, Mr. Chartrand was the Executive Vice President of Gestion Santé Services Obonsoins inc. Mr. Michel Chartrand is also a member of the Board of Directors of Eureka Lightning. Mr. Chartrand also holds a bachelor degree in Business Administration. His experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

Jean-Claude Debard – Mr. Debard has been President of Hyundai Automobile France and FEA Services as well as an officer of Frey Accessories and Parts since 1999 and most recently Executive President of Group Emil Frey France since 2008. Since 1999, Mr. Debard has seated on Surveillance Committees of Holding (SERGESA), SsangYong France and Hyundai Finances. Mr. Debard also is a graduate degree in Management and Strategic Management. Mr. Debard’s experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

EXTERNAL AUDITOR FEES

(a) Audit Fees

“Audit fees” consist of fees for professional services for the audit of the Company’s annual financial statements, help for establishing interim financial statements and related matters. For the fiscal year ended February 28, 2010, KPMG LLP, chartered accountants of Montréal, the Company’s external auditors, billed $153,000 to the Company, respectively $125,000 for Neptune and $28,000 for Acasti Pharma, for audit fees. For the nine-month fiscal period ended February 28, 2009, these fees were $135,000 to the Company, respectively $107,000 for Neptune and $28,000 for Acasti Pharma

(b) Audit-Related Fees

“Audit-related fees” consist of fees for professional services that are reasonably related to the performance of the audit or review of the Company’s financial statements and which are not reported under “Audit Fees” above. KPMG LLP, chartered accountants, of Montréal, the Company’s external auditors, billed $50,446 to the Company, respectively $47,446 for Neptune and $3,000 for Acasti Pharma, for the fiscal year ended February 28, 2010. For the nine-month fiscal period ended February 28, 2009 these fees were $30,000 to the Company for Neptune, no audit-related fees was charged for Acasti Pharma. These fees for services associated with the audit include, but are not limited to, the following:

  Meeting relating to the design and documentation of the Company’s controls, in light of the regulations applicable to publicly-traded companies;
  Consultation on the presentation of notes to consolidated financial statements;
  Consultation on the accounting treatment and the evaluation of financial instruments of various matters.

(c) Tax Fees

“Tax fees” consist of fees for professional services for tax compliance, tax advice and tax planning. KPMG LLP, chartered accountants, of Montréal, the Company’s external auditors, billed a total of $18,800 to the Company, respectively $12,800 for Neptune and $6,000 for Acasti Pharma, for tax fees for fiscal year ended February 28, 2010 and a total of $14,200 to the Company, respectively $8,200 for Neptune and $6,000 for Acasti Pharma, for the nine-month fiscal period ended February 28, 2009. Tax fees include, but are not limited to, preparation of tax returns.

(d) All Other Fees

The “other fees” include all other fees billed for professional services other than those mentioned hereinabove. KPMG LLP, chartered accountants, of Montréal, the Company’s external auditors, billed no fees as to this matter the fiscal year ended February 28, 2010 and for the nine-month fiscal period ended February 28, 2009.

16.	ADDITIONAL INFORMATION

Additional information relating to the Company may also be found on the SEDAR website at www.sedar.com, and on EDGAR at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of informed persons in material transactions, if applicable, is contained in Neptune’s Management Proxy Circular dated May 6, 2010 and available on SEDAR. Additional financial information is also provided in our financial statements and MD&A for the most recently completed financial year.

SCHEDULE “A”

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of the Board of Directors assists the Board in fulfilling its oversight responsibilities relating to the quality and integrity of the accounting, auditing and reporting practices of the Company and such other duties as directed by the Board of Directors or imposed by legislative authorities or stock exchanges.

Structure and Organization

1.

The membership of the Committee will consist of at least three independent members of the Board of Directors, the majority of whom will not be employees, controlling shareholders or executives of the Company or of any associates or affiliates of the Company. Committee members and the Committee Chairman shall be designated by and serve at the pleasure of the Board of Directors. All members must be financially literate and at least one member must have accounting or related financial management expertise, in each case in the judgment of the Board of Directors.

2.

The Committee shall meet at least four times per year or more frequently as circumstances require. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The required quorum for the Committee will be the majority of the members forming the Committee.

3.	The Committee is expected to maintain free and open communication with management and the external auditors.

4.	The Committee has the authority to investigate any matter brought to its attention and to retain outside counsel for this purpose if, in its judgment, that is appropriate.

General Responsibilities

The Committee shall:

1.

Meet periodically with representatives of the external auditors, the internal audit manager and management in separate sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee. Provide sufficient opportunity for the external auditors to meet with the internal auditors as appropriate without members of management being present.

2.	Prepare the minutes of all Committee meetings and report of such meetings to the Board of Directors.

3.	Review and reassess the adequacy of this Charter annually.

Responsibilities for Engaging External Auditors

The Committee shall:

1.

Recommend for approval by the Board of Directors and ratification by the shareholders the selection and retention of an independent firm of chartered accountants as external auditors, approve compensation of the external auditors, and review and approve in advance the discharge of the external auditors.

2.

Review the independence of the external auditors. In considering the independence of the external auditors, the Committee will review the nature of the services provided by the external auditors and the fees charged, and such other matters as the Committee deems appropriate.

3.

Ensure that the external auditors are in good standing with the Canadian Public Accountability Board (CPAB) and that the CPAB has not imposed any sanction on them. The Audit Committee is also responsible for ensuring that the external auditors comply with the rotation requirements with respect to partners and staff involved in the audit of the Company.

4.	Arrange for the external auditors to be available to the Board of Directors at least annually to help provide a basis for the Board’s approval of the external auditors’ appointment.

5.	Approve all allowable non-audit related services to be provided to the Company or one of its subsidiaries by the Company’s external auditors if applicable.

6.	Non-audit services of minimal satisfy the pre-approval requirement on the following conditions:

a)

that he aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Company and its subsidiaries to the Company’s external auditors during the fiscal year in which the services are provided;

	b)	that the Company or its subsidiaries, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

c)

that the services are promptly brought to the attention of the Audit Committee and approved, prior the completion of the audit, by the Audit Committee or by one or more of its members to whom authority to grant such approvals had been delegated by the Audit Committee.

Responsibilities for Oversight of the Quality and Integrity of Accounting, Auditing and Reporting Practices of the Company.

The Committee shall:

1.

Directly review the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for the Company. The Committee shall be directly responsible of the resolution of disagreements between management and the external auditors regarding financial reporting.

2.

Review the Company’s financial statements, management’s discussion and analysis (MD&A) and annual and interim earnings press releases together with management and the external auditors before the Company publicly discloses this information. This review should cover the quality of the financial reporting and such other matters as the Committee deems appropriate.

3.	Review with the external auditors and management the audit plan of the external auditors for the current year and the following year.

4.	Review with the external auditors and financial and accounting personnel, the adequacy and effectiveness of the accounting, financial, and computerized information systems controls of the Company.

5.

Establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters. Such complaints are to be treated confidentially and anonymously.

6.	Review and approve all related party transactions undertaken by the Company.

Periodic Responsibilities

The Committee shall:

1.	Review periodically with management any legal and regulatory matters that may have a material impact on the Company’s financial statements, compliance policies and compliance programs.

2.	Review with management and approve transactions involving management and/or members of the Board of Directors, which would require disclosure under TSX Venture Exchange rules.

3.	Supervise the corporate compliance program and periodically review whether any improvements should be made thereto and make appropriate recommendations to management.

4.	Perform such other functions assigned by law, the Company’s Articles or bylaws, or by the Board of Directors.

5.	Review services and related fees for work done by the external auditors as well as an updated projection of the total costs for the fiscal year.

6.	Review and approve the engagement policy of the Company with respect to partners, employees, former partners and employees of the current and previous external auditors of the Company.

7.

Implement a process for the identification of the principal business risks and monitor the implementation of appropriate methods of risk management. This process will require consultation with management in order to determine how risks are handled and to solicit the opinion of the internal audit department with respect to the effectiveness of the risk limitation strategies.

Authority of the Audit Committee

The Committee shall have the authority to:

1.	Engage independent counsel and other advisors as it determines necessary to carry out its duties.

2.

Pay the compensation for any advisors employed by the Committee. The Committee shall notify the Board of Directors on the extent of the financing required to pay for the compensation of the independent expert advisors retained to advise the Committee.

3.	Communicate directly with the internal and external auditors.